Management’s Discussion and Analysis
and
Condensed Consolidated Financial Statements
September 30, 2023
(Unaudited)

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Management's Discussion and Analysis

September 30, 2023

List of Tables
Table 1:	Financial Data Summary	3
Table 2:	Key Financial Ratios	4
Table 3:	Long-Term Finance and Short-Term Finance Commitments (Own Account and Core Mobilization)	8
Table 4:	Funds Managed by AMC	13
Table 5:	IFC's Capital	16
Table 6:	IFC's Retained Earnings	17
Table 7:	IFC Loan Portfolio Credit Risk Indicators	18
Table 8:	Main Elements of Net Income and other Comprehensive Income	23
Table 9:	Summary of Financial Results	24
Table 10:	Individual and Portfolio Provision (Release of Provision)	25
Table 11:	Net Unrealized Gains on Non-Trading Financial Instruments	27
Table 12:	Other Comprehensive Loss – Unrealized Gains and Losses on Debt Securities and Borrowings	28

List of Figures
Figure 1:	Income Measures	6
Figure 2:	Carrying Value of Loan Portfolio	9
Figure 3:	Carrying Value of Equity Investment Portfolio	10
Figure 4:	Carrying Value of Debt Security Portfolio	10
Figure 5:	Borrowings Portfolio	16
Figure 6:	NPLs as Percentage of Disbursed Loan Portfolio	19
Figure 7:	Change in Net Income FY24 Q1 vs FY23 Q1	24
Figure 8:	Non-performing Loans	25
Figure 9:	Reserve against losses for Disbursed and Undisbursed Loans	26

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Management's Discussion and Analysis
SECTION I:    INTRODUCTION
This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Finance Corporation (IFC or the Corporation) for the three months ended September 30, 2023 (FY24 Q1). This document should be read in conjunction with the IFC's Consolidated Financial Statements and MD&A issued for the year ended June 30, 2023 (FY23). IFC undertakes no obligation to update any forward-looking statements.
BASIS OF PREPARATION OF IFC’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States of America (U.S. GAAP). IFC’s accounting policies are discussed in more detail in Note A to the June 30, 2023 audited financial statements and IFC’s condensed consolidated financial statements as of and for the three months ended September 30, 2023 (FY24 Q1 condensed consolidated financial statements). Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
IFC uses Income Available for Designations (a non-U.S. GAAP measure) as a basis for designations of retained earnings. Income Available for Designations comprises net income excluding unrealized gains and losses on investments and borrowings1.
Table 1: Financial Data Summary

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Investments Highlights (Section III)
Long-Term Finance (LTF) Commitments (Own Account and Core Mobilization)	$7,100	$2,514
Short-Term Finance (STF) Commitments (Own Account and Core Mobilization) [a]	2,718	3,593
Disbursements	4,896	4,837
Income Statement
Net income (loss) (Section VII)	$414	$(62)

Adjustments to reconcile Net Income to Income Available for Designations
Unrealized (gains) losses on investments	(79)	105
Unrealized losses (gains) on borrowings	58	(113)
Income Available for Designations	$393	$(70)

(US$ in millions)	September 30, 2023	June 30, 2023
Balance Sheet
Total assets	$111,447	$110,547
Liquid assets [b] (Section IV)	38,610	40,120
Investments (Section III)	53,468	51,502
Borrowings outstanding, including fair value adjustments (Section V)	51,436	52,443
Total capital (Section V)	35,590	35,038
_________
a    Starting FY23 annual MD&A, short-term finance core mobilization commitments were included in commitments reporting. Previous years' information were updated to conform with the current year’s presentation.
b    Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.

1    Unrealized gains and losses on investments and borrowings presented in Table 1 includes unrealized gains and losses from associated derivatives.

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Management's Discussion and Analysis
Table 2: Key Financial Ratios

(US$ in billions, except ratios)	September 30, 2023	June 30, 2023
Overall liquidity ratio [a]	89%	104%
Debt to equity ratio [b]	1.6	1.6
Total reserve against losses on loans to total disbursed portfolio [c]	3.6%	3.7%
Capital measures:
Capital Available [d]	35.3	34.8
Capital Required [e]	21.1	21.1
Capital Utilization Ratio (CUR) [f]	59.7%	60.7%
_________
a    Overall Liquidity Policy states that IFC would at all times maintain a minimum level of liquidity, plus undrawn borrowing commitments from the IBRD, such that it would cover at least 45% of the next three years’ estimated net cash requirements.
b    Debt to equity (leverage) ratio is defined as outstanding borrowings plus committed guarantees divided by total capital (comprises of paid-in capital, retained earnings and Accumulated other comprehensive income).
c    Total reserve against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed loan portfolio.
d    Capital Available: Resources available to absorb potential losses, calculated as: Balance Sheet Capital less Designated Retained Earnings.
e    Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
f    CUR is defined as Capital Required divided by Capital Available.
IFC’s Capital Adequacy, as measured by Capital Utilization Ratio (CUR) was 59.7% as of September 30, 2023, lower than 60.7% level as of June 30, 2023. The reduction (less capital utilization) in CUR was largely attributed to an increase in Capital Available, with increases in undesignated retained earnings, accumulated other comprehensive income, and paid-in capital, and a decrease in Capital Required, primarily due to decreases in capital to support the Treasury and the Equity portfolios.
IFC’s debt to equity ratio was 1.6, well within the maximum of 4 required by the policy approved by IFC’s Board of Directors. IFC’s overall liquidity as a percentage of the next three years' estimated net cash needs stood at 89%, above the minimum requirement of the Board of 45%.

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Management's Discussion and Analysis
SECTION II: EXECUTIVE SUMMARY
IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 186 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)2 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. IFC is not liable for the obligations of the other institutions.
With its many years of experience and its depth of knowledge in the international development arena, IFC plays a key role in achieving the WBG's goal of helping countries achieve better development outcomes by providing financing and advisory services primarily to the private sector in developing countries that are members of IFC. IFC and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency. To further enhance these efforts, the Board and Management have been working on an Evolution Roadmap (the Roadmap) for the WBG to better address the scale of overlapping, trans-border development challenges. As part of the evolution, in October 2023, the Board of Governors endorsed a new vision: to create a world free of poverty on a livable planet, a new mission: to end extreme poverty and boost shared prosperity on a livable planet, and initiatives to increase impact, modernizing the approach to delivery, and increase financing capacity. The Roadmap puts strong emphasis on the private sector and on IFC as a key partner to deliver the Roadmap ambitions. Key areas for engagement for IFC arising out of the Roadmap include enabling and facilitating mobilization of private capital across emerging market and developing economies, building scalable and replicable private solutions, growing concessional financing and pipeline of bankable projects, while leveraging partnerships with other development financial institutions (DFIs) and multilateral development banks (MDBs) to scale impact – among others. IFC’s strategic priorities, as articulated in its Strategy and Business Outlook for FY24-26, align well with these evolution aspirations.
In April 2018 IFC's Board of Governors approved a capital increase package comprising a three-step capital raising process: conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital. In April 2023, the subscription deadline for SCI and GCI was extended to April 16, 2025 and April 16, 2024 respectively and the payment deadline for SCI was extended to April 16, 2025, to be aligned with the GCI payment deadline. As of September 30, 2023, 125 countries have subscribed a total of $4.4 billion, and payments of $3.1 billion have been received from 104 countries.
Aligned with the capital increase, IFC continued to grow its footprint in the poorest countries and fragile areas. New and ongoing challenges continue to influence the global outlook, disproportionately affecting the poor and vulnerable, and worsening global inequality. High inflation, rising interest rates, geopolitical conflicts, large macroeconomic imbalances, and shortages of energy, fertilizer, and food have caused a sharp global economic downturn. In response, IFC has been working with partners at global and country levels to support its clients in enhancing resilience and laying the groundwork for rebuilding better. In October 2022, IFC launched its Global Food Security Platform, a $6.0 billion financing facility, to strengthen the private sector's ability to respond to the global food and security crisis and help support food production. In November 2022, the Board approved the Africa and Middle East, Central Asia, and Pakistan (MCAP) Venture Capital Platform, a $225 million envelope that will help IFC to deepen the Venture Capital markets and to grow its impact in the target regions, most importantly by providing IFC with the agility to meet market needs and more efficiently process investments in digital transformation companies.
RUSSIA'S INVASION OF UKRAINE
Russia's invasion of Ukraine that began in February 2022 has negatively impacted regional and global financial markets and economic conditions. As of September 30, 2023, IFC had investments in Ukraine, the Russian Federation, and Belarus with a total carrying value3 of $333 million, less than 1% of the total investments portfolio. Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact, especially the impact from spillovers to other countries, valuations of equity investments, debt securities and certain loans reported at fair value reflect management’s best estimates as of September 30, 2023.
In evaluating the appropriateness of IFC’s reserve against losses, IFC has considered the impact largely through its rating system that classifies its loans according to creditworthiness and risk. A number of the credit risk ratings of individual loans deteriorated since then, reflecting general credit considerations and specific considerations. As the situation continues to evolve, IFC expects further impacts which are not reflected in the model calculated reserve and cannot be directly attributed to any individual loan. As a result, a $135 million qualitative overlay was applied for the estimated losses due to the invasion and its spillover macroeconomic impact in March 2022, which remained unchanged as of September 30, 2023.
IFC's Response
IFC has been supporting clients in Ukraine through loan disbursements, advisory assistance, risk-sharing facilities and trade finance lines – to enable access to essential fuel and food products and facilitate exports. IFC’s financing included $89 million in
2    The other institutions of the WBG are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).
3    Please refer to Section III. Client Services Investment Portfolio section for the definition of carrying value.

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Management's Discussion and Analysis
portfolio disbursements and $201 million of trade finance guarantees for imports of critical goods. In addition, IFC has committed $65 million to support tech and export-oriented entrepreneurs in Ukraine, $22 million to support Ukrainian small and medium-sized enterprises via financial institutions, $69 million to finance operations of a global grain trader and $5 million to support an agriculture producer in Ukraine. IFC also agreed with its development partners from the European Union to repurpose grants provided to the IFC-managed Ukraine Energy Efficiency Fund to finance housing for internally displaced people and to help restore damaged residential housing. Finally, leveraging its advisory services, IFC launched the Digital Data Corridor initiative to enable information exchange between credit bureaus in Ukraine and countries receiving refugees to facilitate their access to finance.
Going forward, IFC’s interventions in Ukraine will be guided by the Economic Resilience Action (ERA) program for Ukraine discussed with the Board in December 2022. IFC will mostly provide liquidity and working capital support to help preserve businesses and enable provision of important goods and services. IFC will also selectively consider investments to support provision of essential infrastructure services. In parallel, IFC will grow its advisory and upstream program to prepare for the reconstruction phase.
FINANCIAL PERFORMANCE SUMMARY
IFC’s financial performance has been significantly influenced by the volatile emerging equity markets as well as changes in interest rates.
Net Income and Income Available for Designations
IFC's net income was $414 million in FY24 Q1, as compared to a net loss of $62 million in the three months ended September 30, 2022 (FY23 Q1). Income Available for Designations totaled $393 million in FY24 Q1, as compared to a loss of $70 million in FY23 Q1. The increase was mainly driven by higher treasury and equity income in FY24 Q1.
Figure 1: Income Measures (US$ in millions)
On August 3, 2023, the Board of Directors approved a designation of $60 million to Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS). This designation was approved by the Board of Governors on October 13, 2023.
Investment Operations
In FY24 Q1, IFC reported commitments of $7.1 billion in long-term financing (LTF) program, comprising $4.0 billion for its Own Account and $3.1 billion from Core Mobilization. This represents a significant increase of $4.6 billion, or 182% compared to FY23 Q1. These investments supported 74 LTF projects in developing countries. Furthermore, IFC extended $2.7 billion in short-term financing (STF) in FY24 Q1, with $2.5 billion for its Own Account and $224 million from Core mobilization. This represents a decrease of $875 million or $24% compared to FY23 Q1. Overall, IFC delivered a combined total of $9.8 billion in long-term and short-term financing in FY24 Q1, representing a substantial increase of 61% compared to FY23 Q1. Additionally, IFC disbursed $4.9 billion for its own account in FY24 Q1 as compared to $4.8 billion in FY23 Q1.
Investment Portfolio
As of September 30, 2023, IFC's outstanding investment portfolio was $53.5 billion, an increase of $2.0 billion compared to June 30, 2023, primarily driven by a $2.3 billion increase attributed to new disbursements exceeding repayments, prepayments and divestments, partially offset by a $387 million decrease due to lower valuations and foreign exchange losses.
Liquid Assets
The Net Asset Value (NAV) of the liquid asset portfolio decreased by $1.5 billion to $38.6 billion as of September 30, 2023 from June 30, 2023. This reflected a decline of $1.4 billion in Funded Liquidity Portfolio as outflows from net disbursements to loans exceeded inflows from net borrowings, as well as a marginal decrease of $127 million in Net Worth Funded Portfolio.

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Management's Discussion and Analysis
Borrowings
IFC's borrowings outstanding (including fair value adjustments) decreased by $1.0 billion from $52.4 billion at June 30, 2023 to $51.4 billion at September 30, 2023, mainly due to fair value and foreign exchange gains partially offset by net new issuances.
New borrowings under the medium and long-term borrowing program (on a funding authorization basis) in FY24 Q1 were $5.3 billion as compared to $4.4 billion in FY23 Q1.
SECTION III:     CLIENT SERVICES
BUSINESS OVERVIEW
For all new investments, IFC articulates the expected impact on sustainable development and, as projects mature, assesses the quality of the development benefits realized.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. IFC's Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being completely or partially privatized.
IFC’s investment products and services are designed to meet the needs of clients in different industries – principally infrastructure, manufacturing, agribusiness, services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and supply-chain finance, local currency finance, partial credit guarantees, portfolio risk-sharing facilities, securitizations, blended finance, venture capital, the IDA Private Sector Window (IDA-PSW), client risk management and various mobilization products such as loan participations, parallel loans and the Managed Co-lending Portfolio Program (MCPP).
IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.
INVESTMENT PROGRAM
Commitments
Investment Commitments include Long-Term Investment Commitments and Short-Term Investment Commitments. In FY24 Q1, IFC's Long-Term Finance (LTF) Commitments totaled $7.1 billion, representing a significant increase of $4.6 billion or 182% from FY23 Q1. The LTF program included LTF Own Account Commitments of $4.0 billion ($1.7 billion in FY23 Q1) and Core Mobilization of $3.1 billion ($848 million in FY23 Q1). For FY24 Q1, Short-Term Finance (STF) Commitments totaled $2.7 billion, a decrease of $875 million or 24% from FY23 Q1. The STF program consisted of Own Account Commitments of $2.5 billion ($3.0 billion in FY23 Q1) and Core Mobilization of $224 million ($593 million in FY23 Q1).
Total program delivery (LTF and STF) amounted to $9.8 billion in FY24 Q1, compared to $6.1 billion in FY23 Q1.
The committed portfolio (sum of (i) committed but undisbursed balance; and (ii) disbursed and outstanding balance) increased by $1.6 billion from $69.5 billion at June 30, 2023 to $71.1 billion at September 30, 2023. The committed debt (including loan and loan-like instruments) portfolio increased by $1.4 billion from $49.7 billion at June 30, 2023 to $51.2 billion at September 30, 2023, mainly due to new commitments outpacing repayments, prepayments, cancellations, and foreign exchange losses. The committed equity (including equity and equity-like instruments) portfolio remained stable at $14.2 billion at September 30, 2023 since new investment commitments in FY24 Q1 were offset by sales and cancellations. Committed guarantees and risk management portfolio increased by $176 million from $5.6 billion at June 30, 2023 and to $5.7 billion at September 30, 2023 due to new commitments in excess of cancellations and maturities.

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Management's Discussion and Analysis
Core Mobilization
Core Mobilization is non-IFC financing or risk sharing arranged on commercial terms due to the active and direct involvement of IFC for the benefit of a client. IFC mobilizes such finance from other private and public entities through a number of means, as outlined in the table below.
Table 3: Long-Term Finance and Short-Term Finance Commitments (Own Account and Core Mobilization)

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Long-Term Finance Own Account Commitments
Loans	$3,488	$1,548
Equity Investments	408	111
Guarantees	75	—
Client Risk Management	24	7
Total Long-Term Finance Own Account Commitments	$3,995	$1,666
Long-Term Finance Core Mobilization
Syndication	$937	$422
Advisory Mobilization	389	180
Anchor Investment Mobilization	140	211
Trade Finance Mobilization	247	35
Private Equity Funds Mobilization	620	—
Other [a]	761	—
AMC Mobilization (See definitions in the “investment Portfolio” section)	11	—
Total Long-Term Finance Core Mobilization	$3,105	$848
Total Long-Term Finance Commitments	$7,100	$2,514
Short-Term Finance Own Account Commitments
Short-Term Finance Own Account	$2,494	$3,000
Short-Term Finance Core Mobilization [b]	224	593
Total Short-Term Finance Commitments	$2,718	$3,593
Total Commitments [c] (Own Account and Core Mobilization)	$9,818	$6,107
___________
a    Other IFC Initiatives include DARP Mobilization, Debt Securities – Direct Mobilization, and Mobilization by Decision.
b    Starting FY23 Q4, short-term finance core mobilization commitments were included in commitments reporting. Previous years' information was updated to conform with the current year’s presentation.
c    Debt security commitments are included in loans and equity investments based on their predominant characteristics.

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Management's Discussion and Analysis
INVESTMENT DISBURSEMENTS
IFC disbursed $4.9 billion for its own account in FY24 Q1 ($4.8 billion in FY23 Q1), including $3.6 billion in loans ($3.9 billion in FY23 Q1), $417 million in equity investments ($239 million in FY23 Q1), and $889 million in debt securities ($699 million in FY23 Q1).
INVESTMENT PORTFOLIO
The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) less reserve against losses on loans and debt securities; (iii) unamortized deferred loan origination fees; (iv) less disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments.
The carrying value of IFC’s investment portfolio was $53.4 billion at September 30, 2023 ($51.5 billion at June 30, 2023), comprising the loan portfolio of $32.8 billion ($31.4 billion at June 30, 2023), the equity portfolio of $10.7 billion ($10.8 billion at June 30, 2023), and the debt securities portfolio of $9.9 billion ($9.3 billion at June 30, 2023).
Loans
The carrying value of IFC’s loan portfolio (comprising the disbursed loan portfolio, together with adjustments as detailed in Note D to IFC’s FY24 Q1 condensed consolidated financial statements), increased by $1.4 billion (4.4%) to $32.8 billion at September 30, 2023 ($31.4 billion at June 30, 2023) analyzed as follows:
Figure 2: Carrying Value of Loan Portfolio (US$ in millions)

_________
*    Mainly represents loan transfers and conversions to equity investments.
The increase of the carrying value of the loan portfolio was primarily driven by disbursements exceeding repayments and prepayments by $1.6 billion, partially offset by foreign exchange losses of $189 million as IFC’s reporting currency, the U.S. dollar, appreciated against investment currencies, particularly the Euro and Brazilian real. Foreign exchange losses are largely offset by foreign exchange gains from associated derivatives (principally currency swaps).
The weighted average contractual interest rate on loans as of September 30, 2023 was 7.9%, up marginally from 7.8% as of June 30, 2023.

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Management's Discussion and Analysis
Equity Investments
The carrying value of IFC’s equity investment portfolio (comprising the disbursed equity portfolio, together with adjustments as detailed in Note D to IFC’s FY24 Q1 condensed consolidated financial statements), declined marginally by $38 million (0.4%) to $10.7 billion at September 30, 2023 ($10.8 billion at June 30, 2023), analyzed as follows:
Figure 3: Carrying Value of Equity Investment Portfolio (US$ in millions)
_________
*    Mainly represents conversions and transfers from loans and debt securities to equity investments.

The decrease in the carrying value of equity investment portfolio was mainly due to lower valuations offset by net sales (divestments net of new purchases).
Debt Securities
The carrying value of IFC’s debt security portfolio (comprising the disbursed debt security portfolio, together with adjustments as detailed in Note D to IFC’s FY24 Q1 condensed consolidated financial statements), increased by $620 million (6.7%) to $9.9 billion at September 30, 2023 ($9.3 billion at June 30, 2023), analyzed as follows:
Figure 4: Carrying Value of Debt Security Portfolio (US$ in millions)
_________
*    Mainly represents conversions and transfers from debt securities to equity investments.

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Management's Discussion and Analysis
The increase in the carrying value of the debt security portfolio was primarily driven by purchases exceeding redemptions and prepayments by $715 million in FY24 Q1, offset by currency translation losses of $104 million as IFC’s reporting currency, the U.S. dollar, appreciated against investment currencies, particularly the Euro and Indian rupee. Foreign exchange losses are largely offset by foreign exchange gains from associated derivatives (principally currency swaps).
Guarantees and Partial Credit Guarantees
IFC offers partial credit guarantees to clients on a risk-sharing basis, covering client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as non-commercial risks. IFC provides local currency guarantees, but when a guarantee is called, the client is generally obligated to reimburse IFC in U.S. dollars terms. Guarantee fees are consistent with IFC’s loan pricing policies.
Guarantees of $4.6 billion were outstanding (i.e., not called) at September 30, 2023 ($4.4 billion at June 30, 2023).
MCPP
As of September 30, 2023, seventeen global investors have pledged $16.2 billion ($12.7 billion – June 30, 2023) to MCPP, with certain programs investing across all sectors and others focused on infrastructure or financial institutions exclusively. Investors have also approved funding for 279 projects totaling $10.9 billion across 64 countries as of September 30, 2023 (263 projects totaling $10.0 billion across 63 countries – June 30, 2023), of which $8.6 billion ($8.3 billion – June 30, 2023) has been committed. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ investment criteria.
IDA-PSW
The IDA-IFC-MIGA Private Sector Window (PSW) was created under IDA's Eighteenth Replenishment of Resources (IDA18) to mobilize private sector investment in IDA only countries and IDA-eligible Fragile and Conflict-affected Situations (FCS). Under IDA's Twentieth Replenishment of Resources (IDA20), $2.5 billion has been allocated to PSW, bringing the cumulative total allocation to $5.5 billion.
As of September 30, 2023, a combined total of $4.0 billion ($3.8 billion – June 30, 2023) of instruments under the IDA18 through IDA20 had been approved, of which $3.0 billion ($2.8 billion – June 30, 2023) related to IFC. Refer to Note B to the FY24 Q1 condensed consolidated financial statements for transaction details.
AMC
IFC Equity Mobilization Department (formally IFC Asset Management Company, or AMC), invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs).

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Management's Discussion and Analysis
As of September 30, 2023, AMC managed multiple funds (collectively referred to as the AMC Funds), in its capacity as General Partner (GP)/Manager of these funds. However, none of these funds require consolidation by IFC, because the third party limited partners of these funds have a substantive ability to remove IFC as GP/Manager. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
_________
a    By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b    The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which comprises IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
c    The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which comprises IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.

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Management's Discussion and Analysis
AMC Funds and their activities as of and for the three months ended September 30, 2023 and 2022 are summarized as follows. As of September 30, 2023, all AMC Funds are in the post investment period.
Table 4: AMC Funds

	Through September 30, 2023				For the three months ended September 30, 2023		For the three months ended September 30, 2022
	Total funds raised since inception			Cumulative investment commitments [a]	Committed Amount [b]	Disbursed Amount	Committed Amount [b]	Disbursed Amount
(US$ in millions)	Total	From IFC	From other investors
Current Funds
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	$1,275	$775	$500	$1,214	$—	$—	$—	$—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	864	—	—	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	363	—	4	—	3
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund) [c]	1,430	200	1,230	902	—	—	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	19	—	20
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—	—	—
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	86	—	—	1	1
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	354	10	—	—	3
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	582	9	—	—	51
Current Funds Total	$8,123	$2,015	$6,108	$6,846	$19	$23	$1	$78

Former Funds
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	$182	$—	$182	$130	$—	$—	$—	$—
China-Mexico Fund, LP (China-Mexico Fund) [d]	1,200	—	1,200	362	—	—	—	10
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)	550	250	300	82	—	—	—	—
Former Funds Total	$1,932	$250	$1,682	$574	$—	$—	$—	$10
Grand Total	$10,055	$2,265	$7,790	$7,420	$19	$23	$1	$88
_________
a    Net of commitment cancellations.
b    Excludes commitment cancellations from prior periods.
c    Includes co-investment fund managed by AMC on behalf of Fund LPs.
d AMC ceased to be the manager of the China-Mexico Fund on September 15, 2023

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Management's Discussion and Analysis
UPSTREAM AND ADVISORY SERVICES
IFC’s Upstream and Advisory engagements are critical enablers for advancing its corporate growth and impact ambitions by (i) creating the conditions and opportunities that will mobilize private capital into productive investments in emerging markets; (ii) developing a bankable pipeline of investment opportunities, particularly in challenging IDA and FCS markets; and (iii) enhancing the operational performance and management practices of private sector clients to attract the financing they need.
As part of these engagements, IFC delivers advisory services to public and private sector entities that help to improve the flow of private capital to accelerate sustainable growth and inclusive job creation in emerging markets. IFC also supports the creation of bankable investment projects in challenging markets and nascent sectors through early-stage project preparation and development activities. Examples of this work can include: working in collaboration with the IBRD to support governments to establish regulatory reforms that attract greater private investment; helping governments structure public-private partnerships to improve access to high-quality infrastructure and basic services; advising industry institutions to catalyze the adoption of global standards and best practices; providing tailored advice and market insights to private sector companies to improve their operational performance and expand their market reach; contributing to the costs and efforts necessary to determine the feasibility of a potential investment opportunity and bringing IFC expertise to specific project development activities, at times using its resources to fund capital and/or operational expenditures by the project with the aim of proving a new business model in a specific market.
In FY24 Q1, IFC spent $40 million4 in support of Upstream and Advisory engagements with hundreds of clients across all regions and industries, in line with the FY23 Q1 program. Planned program remains robust for FY24.
4 The program expenditure presented herein is based on the operational reporting methodology, which includes all project expenditures associated with IFC Upstream and Advisory projects, except Upstream project development activities that were approved prior to July 1, 2023.

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Management's Discussion and Analysis
SECTION IV: LIQUID ASSETS
All liquid assets are managed according to an investment authority approved by the Board of Directors and the Funding and Liquid Asset Management Directive approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
IFC funds its liquid assets from two sources, borrowings from the market (Funded Liquidity Portfolio) and capital (Net Worth Funded Portfolio). Liquid assets are managed in several sub-portfolios related to these sources.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers. These include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid asset portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
FUNDED LIQUIDITY PORTFOLIO
IFC's primary funding source for liquid assets is market borrowings. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally by IFC against money market benchmarks in the Funded Liquidity Portfolio. Refer to Section V. Funding Resources for additional details on borrowings.
NET WORTH FUNDED PORTFOLIO
The second funding source of liquid assets is the portion of IFC’s net worth not invested in equity and equity-like investments. These funds comprise the Net Worth Funded Portfolio which is managed internally by IFC against a U.S. Treasury benchmark.
IFC’s liquid assets are accounted for as trading portfolios. The NAV of the liquid asset portfolio was $38.6 billion at September 30, 2023, a decrease of $1.5 billion from $40.1 billion at June 30, 2023. This comprised the Funded Liquidity Portfolio of $21.8 billion and Net Worth Funded Portfolio of $16.8 billion ($23.2 billion and $16.9 billion respectively at June 30, 2023). The decline of $1.4 billion in Funded Liquidity Portfolio was due to net loan disbursements to clients exceeding net issuances of market borrowings. There was a marginal decrease of $127 million in the Net Worth Funded Portfolio.
SECTION V: FUNDING RESOURCES
BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under IFC's Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.
Substantially all borrowings are carried at fair value under the Fair Value Option. The change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the condensed consolidated statements of operations. Changes in the net fair value of IFC’s borrowings from market, IDA, and associated derivatives, include the impact of changes in IFC’s own credit spread when measured against reference rates. IFC’s policy is to generally match the currency, amount, and timing of cash flows on market borrowings with the cash flows on the associated derivatives entered into contemporaneously.
The outstanding borrowings (including fair value adjustments) on IFC's condensed consolidated balance sheets were $51.4 billion at September 30, 2023, down from $52.4 billion at June 30, 2023. The decrease was primarily driven by fair value gains of $895 million resulting from lower valuations caused by higher interest rates, and foreign exchange gains of $641 million (offset by foreign exchange losses of $626 million on associated derivatives), partially offset by new issuances, net of maturities and repayments, of $582 million as shown below:

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Management's Discussion and Analysis
Figure 5: Borrowings Portfolio (US$ in millions)
Market borrowings are generally swapped into floating-rate obligations denominated in U.S. dollars. On occasion, IFC uses its borrowings as a tool to promote capital markets development in emerging and frontier markets and this can result in raising local currency funds. As of September 30, 2023, non-U.S. dollar denominated market borrowings with no interest rate or currency hedges accounted for 2% of the total borrowings from market sources (2% at June 30, 2023), with outstanding balances amounting to $928 million ($1.0 billion as of June 30, 2023). These borrowings were denominated in various currencies, including Bangladeshi taka, Chinese renminbi, Costa Rican colon, Georgian lari, Indonesian rupiah, Indian rupee, Kazakhstan tenge, new Azerbaijanian manat, new Romanian lei, Philippine peso, Sri Lankan rupee, Turkish lira, Ukrainian hryvnia and Zambian kwacha.
During FY24 Q1, IFC raised $5.0 billion in medium and long-term borrowings ($5.3 billion in FY23 Q1), net of derivatives and including discount notes with maturities greater than three months of $836 million in FY24 Q1 ($1.1 billion in FY23 Q1).
IFC also maintains short-term discount note programs in U.S. dollar and Chinese renminbi to provide an additional funding and liquidity management tool. These programs support IFC’s trade finance and supply chain initiatives and expand the availability of short-term local currency finance. The discount note programs offer issuances with maturities ranging from overnight to one year. During FY24 Q1, IFC issued $2.3 billion of discount notes ($2.3 billion in FY23 Q1). As of September 30, 2023, $3.0 billion of discount notes were outstanding under the short-term discount note programs ($3.0 billion as of June 30, 2023).
CAPITAL AND RETAINED EARNINGS
At September 30, 2023 and June 30, 2023, IFC's capital comprises the following:
Table 5: IFC's Capital

(US$ in millions)	September 30, 2023	June 30, 2023
Capital
Authorized capital	$25,080	$25,080
Subscribed capital	23,982	23,939
Less: unpaid portion of subscriptions	(1,331)	(1,343)
Paid-in capital	22,651	22,596
Accumulated other comprehensive income	715	632
Retained earnings	12,224	11,810
Total Capital	$35,590	$35,038

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Management's Discussion and Analysis

At September 30, 2023 and June 30, 2023, retained earnings comprises the following:
Table 6: IFC's Retained Earnings

(US$ in millions)	September 30, 2023	June 30, 2023
Undesignated Retained Earnings	$11,953	$11,589
Designated Retained Earnings:
Creating Markets Advisory Window (CMAW)	155	161
Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS)	104	48
Small and Medium Enterprise (SME) Ventures	12	12
Total Designated Retained Earnings	$271	$221
Total Retained Earnings	$12,224	$11,810
Following the Spring Meetings in April 2018, a financing package, comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a GCI and a SCI that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 18; and (iii) internal measures for increased efficiency was endorsed by the Board of Governors. The authorized capital stock at September 30, 2023 is 25,079,991 shares of $1,000 par value each (unchanged from June 30, 2023).
The GCI and SCI Resolutions were adopted and became effective on April 16, 2020. $17 billion of retained earnings were converted into paid-in-capital in April 2020. In April 2023, the subscription deadline for SCI and GCI was extended to April 16, 2025 and April 16, 2024, respectively, and the payment deadline for SCI was extended to April 16, 2025, to be aligned with the GCI payment deadline. As of September 30, 2023, 125 countries have subscribed a total of $4.4 billion (GCI – $3.7 billion and SCI – $690 million) and payments of $3.1 billion (GCI – $2.4 billion and SCI – $662 million) were received from 104 countries.
Designations of Retained Earnings
Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.
IFC uses a sliding-scale formula and the methodology for calculating the incremental rate of designation. The approach approved by IFC’s Board of Directors establishes a threshold that no designations of any kind can take place if IFC’s CUR is above 88%, and establishes a framework for prioritizing future designations to Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS) and for transfers to IDA based on IFC’s CUR and a cushion for FMTAAS. IFC has also created the Creating Markets Advisory Window (CMAW) in fiscal year 2018 to focus on market creation in eligible IDA countries and FCS.
On August 3, 2023, the Board of Directors approved a designation of $60 million to FMTAAS. This designation was approved by the Board of Governors on October 13, 2023.
SECTION VI: RISK MANAGEMENT
ENTERPRISE RISK MANAGEMENT
IFC’s enterprise risk management framework (ERM) is designed to enable the prudent management of potential financial and reputational impacts that originate from the Corporation’s business activities.
IFC has defined three explicit Risk Management Objective Statements at the corporate level which are derived from IFC’s purpose, business scope, strategic objectives, and the risks that it faces.
▪Development Impact – IFC will maximize developmental impact by focusing on the World Bank Group’s twin goals of addressing extreme poverty and boosting shared prosperity, while maintaining financial sustainability and safeguarding its brand.
▪Financial Sustainability – IFC will generate and maintain sufficient financial resources, conduct its business and manage risk consistent with standards implied by a triple-A rating.
▪Safeguarding Reputation – In determining what engagements and activities to pursue, IFC will assess whether any potential adverse impact to its reputation is in balance with the potential development impact.
IFC’s Enterprise Risk Management follows the shared-responsibility principle, and IFC’s risk governance structure is built on the “three lines model” as defined below:

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Management's Discussion and Analysis
▪1st Line – All staff engaged in the business origination, revenue generating and client facing areas of IFC and all associated support functions including Investment, Advisory and Treasury staff which are not risk, control or compliance monitoring functions.
▪2nd Line – Staff in risk, controllers, legal, compliance and communication functions independent of the first line provides oversight and challenge over financial and operational risk activities.
▪3rd Line – Internal Audit provides independent oversight.
Within IFC, (i) all financial risks and operational risks are consolidated under the Vice President of Risk and Finance, (ii) non-financial risks are under the Vice President & General Counsel for Legal and Compliance Risk, and (iii) Environment, Social and Corporate Governance (ESG) risks are managed by two departments, the Environment and Social Policy and Risk department reporting directly to IFC’s Managing Director and the ESG Sustainability Advice and Solutions Department reporting to the Vice President, Cross-Cutting Solutions.
The Corporate Support Vice Presidency supports alignment and coordination across all IFC Policies & Procedures. Strategic stakeholder communication for managing potential and actual reputational impacts are managed by IFC Corporate Support Vice Presidency.
CREDIT RISK
IFC defines credit risk as the risk of loss of principal or loss of an expected financial return due to credit events such as a default or downgrade in credit ratings or any other failure to meet a contractual obligation that results in financial loss. IFC is exposed to credit risk in its loan portfolio and to investment and counterparty credit risk in its Treasury portfolio.
Investment Operations
Credit risk in investment projects is actively managed throughout the project life cycle. Investment teams are responsible for gathering the necessary information from the client and other relevant stakeholders to verify the financial viability of each project, and for assigning a credit rating (CR) at defined stages in the project approval process. The CR, the investment size, the product type and other project-related risks determine the authority level required for the approval of each transaction. All projects are subject to independent credit assessment by a credit officer within the independent Risk and Finance Vice Presidency and who participates in the project approval process. Projects are approved with reference to a number of operational and prudential limits approved by the Corporate Risk Committee, including limits related to single project or client exposure, single country exposure, and sector concentration.
The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used in the processes to determine risk-based returns, project-based capital allocation and internal risk management purposes, as well as for establishing reserves against losses on loans under the new Current Expected Credit Losses accounting standard, and exposure limits.
Selected indicators of credit risk exposure in IFC’s loan portfolio, together with the five-year trend of non-performing loans (NPLs), are given below:
Table 7: IFC Loan Portfolio Credit Risk Indicators

INDICATOR	September 30, 2023	June 30, 2023	Change
NPLs as % of the loan portfolio [a]	2.4%	2.7%	Down 0.3%
Principal amount outstanding on NPLs	$1.08 billion	$1.12 billion	Down $47 million
Total reserve against losses on loans	$1.23 billion	$1.21 billion	Up $25 million
Total reserve against losses on loans as % of disbursed loan portfolio	3.6%	3.7%	Down 0.1%
Total reserve against losses on loans as % of NPLs	114.6%	107.6%	Up 7%
Total reserve against losses on outstanding guarantees	$14 million	$15 million	Down $1 million
_________
a    NPL ratio is calculated on loan portfolio inclusive of debt security portfolio.

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Management's Discussion and Analysis
Figure 6: NPLs as Percentage of Disbursed Loan Portfolio

$ NPLs
% of disbursed loan portfolio
$ millions
% of disbursed loan portfolio
1,600
1,400
1,200
1,000
800
600
400
200
0
5
4
3
2
1
0
FY23 Q1
FY23 Q2
FY23 Q3
FY23 Q4
FY24 Q1

Additional details are provided in Section VII – Results of Operations (Provision for Losses on Loans, Off-balance Sheet Credit Exposures and Other Receivables).
Treasury Operations
IFC manages its exposures to investments and counterparties in its Treasury operations to mitigate potential losses from the failure by a counterparty to fulfill its contractual obligations. Counterparty eligibility criteria are set by Authorizations from the Board of Directors and by Directives approved by IFC’s Corporate Risk Committee. Eligible investments and counterparties are predominantly sovereign governments, government agencies, banks, and financial institutions with high quality credit ratings issued by leading international credit rating agencies.
Treasury operations counterparties remain well diversified by sector and geography. In accordance with its agreements with counterparties, at September 30, 2023, IFC held $602 million in cash and $6 million in securities as collateral for changes in mark-to-market exposures on open trades ($185 million in cash and $1 million in securities – June 30, 2023). In terms of Treasury’s credit profile, the liquid assets remain concentrated in the upper end of the credit spectrum with an average rating of A+, reflecting IFC’s objective of principal protection and its resulting preference for high-quality investments.
MARKET RISK
Market risk is the risk of losses due to movement in market prices such as interest rates, credit spreads, equity, foreign exchange or commodity prices. IFC’s exposure to market risk is mitigated by its matched funding policy, whereby it uses derivative instruments to convert loans funded from market borrowings, and the market borrowings themselves, into floating rate U.S. dollar assets and liabilities with similar duration. Similarly, market risk resulting from derivative transactions with clients, to facilitate clients’ risk management, is typically mitigated by entering offsetting positions with highly rated market counterparties. IFC’s exposure to unhedged market risk arises primarily from its listed and unlisted equity investments in emerging markets, its quasi-equity loans, and its Treasury liquid asset portfolio.
LIBOR Transition
The Financial Conduct Authority (FCA), the regulator of LIBOR, confirmed that effective December 31, 2021, all the LIBOR settings, except for certain USD LIBOR, which were available until June 30, 2023 (the Cut-off Date), and ceased to be provided by any administrator or were no longer representative. In April 2023, the FCA announced its decision to require the ICE Benchmark Administrator to continue publication of 1-, 3- and 6-month US dollar LIBOR settings until September 30, 2024 using an unrepresentative “synthetic” methodology (Synthetic USD LIBOR). This announcement has provided additional time for certain transactions that can continue using Synthetic USD LIBOR, effectively extending the Cut-off Date for such projects to September 30, 2024.
In FY21, IFC adopted the International Swaps and Derivatives Association (ISDA) 2020 IBOR Fallbacks Protocol (IBOR Protocol) and has been hedging the majority of its borrowings to SOFR. As of September 30, 2023, IFC does not have any borrowings indexed to LIBOR on an after-swap basis. In line with global USD lending markets, IFC ceased the origination of LIBOR-based financial instruments on December 31, 2021 (with certain limited exceptions). In FY22, IFC started offering Term SOFR and Daily Non-Cumulative Compounded SOFR-based loan products and related Client Risk Management (CRM) products. Of the new SOFR-based commitments, approximately 89% are based on Term SOFR.

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Management's Discussion and Analysis
IFC has made significant progress with the conversion of its existing LIBOR-based portfolios to SOFR with 73% of the LIBOR book amended as of September 30, 2023 and with swap conversions substantially completed. IFC aims to complete the conversion of its remaining LIBOR-based assets and liabilities to SOFR in advance of their respective next interest reset dates subsequent to June 30, 2023 or September 30, 2024 for the contracts using Synthetic USD LIBOR.
Equity Investments
The risk of loss in value of IFC’s emerging markets equity investments is mitigated primarily by applying the same limits framework, decision-making process and portfolio management methods as described above for its lending operations. IFC has a multi-year horizon for its equity investments and accepts short-term price volatility of these investments, which can be significant.
During FY24 Q1, both US and European equity experienced declines as interest rates were expected to stay high for longer than previously expected. The S&P 500, representing US markets declined by 4%, while Europe’s largest stocks, as measured by Euro Stoxx 50 fell by 5%. Similarly, emerging markets followed the same downward trend, with MSCI EM total return index retreating by 3%. Additionally, the US dollar strengthened 4% against a basket of EM currencies (JPMorgan EM currency index). Despite these market conditions, IFC remains focused on strategic and selective additions on the new business front, and is actively managing its equity book, utilizing rigorous analysis of macroeconomic trends to inform its management decision-making throughout the project life cycle.
Liquid Asset Portfolios
Market risk in IFC’s liquid asset portfolios is managed according to the risk appetite chosen by IFC Management using derivative and other financial instruments such as over-the-counter foreign exchange forward agreements, interest rate and currency swaps, and exchange-traded interest rate futures. Overall market risk exposure is also subject to daily monitoring, based on Directives approved by the Corporate Risk Committee, which limit interest rate, credit spread, and foreign exchange risk.
Interest rate volatility remained the largest driver of market risk in IFC’s Treasury portfolio due to the unhedged investments in U.S. Treasury securities funded from IFC’s net worth. To manage risks associated with interest rate, foreign exchange, and credit spread risks, a system of limits was employed and closely monitored on a daily basis to ensure ongoing compliance throughout the fiscal year.
LIQUIDITY, FUNDING AND ASSET LIABILITY MANAGEMENT (ALM) RISK
IFC defines liquidity and funding risk as the risk that, over a specific horizon, IFC will be unable to meet the demand for additional funds to meet the demand for uses of funds due to either funding or liquidity issues or both. IFC faces liquidity risk in its core development finance activities because its investments are predominantly illiquid in nature due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. To offset this risk, IFC maintains appropriate liquid asset portfolios funded from its net worth and market borrowings. IFC manages the risk of mismatches in foreign exchange rates, interest rates, and maturity dates between balance sheet assets and liabilities.
Liquid Asset Portfolios
On September 30, 2023, IFC’s liquid asset portfolios totaled $38.6 billion (June 30, 2023 – $40.1 billion). IFC’s overall Liquidity Coverage Ratios (LCR) as a percentage of next three years’ estimated net cash needs stood at 89%, above the minimum requirement of 45%.
Funding
IFC’s funding operations ensure that IFC has the funds required for its lending operations, and that it has sufficient liquidity to safeguard its triple-A rating and fulfill IFC’s counter-cyclical role. IFC can access a variety of funding markets, including the U.S. dollar market, Pounds sterling market and the Australian dollar market as well as private placement and retail markets. IFC’s discount note program complements IFC's traditional funding sources by providing swift access to funded liquidity. IFC’s triple-A rating is critical to the Corporation’s ability to maintain its low cost of funds. Regular issuance in a variety of markets serves to sustain investor confidence and maintain a diversified investor base. In FY24 Q1, IFC’s funding costs increased when compared with FY23 Q1 predominantly driven by the increase in short-term U.S dollar interest rates.
Asset-Liability Management
While IFC’s matched-funding policy helps mitigate currency and interest rate risk, IFC is still exposed to residual market risks in the market borrowings-funded portion of the balance sheet. Residual currency risk arises from factors such as changes in the level of reserve for losses on non-U.S. dollar loans. The aggregate position in each lending currency is monitored and the risk is managed to within the limits established for each currency and the total exposure for all currencies. Residual interest rate risk may arise from differing interest rate reset dates on assets and liabilities or from assets that may become mismatched with hedges over time due to write-downs, prepayments, or rescheduling. The residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managing exposures to within the established limits for each currency and the total exposure for all currencies.

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Management's Discussion and Analysis
OTHER FINANCIAL RISKS
IFC includes Capital Risk and Pension risk as the two other financial risks that it faces. Capital risk is the risk to IFC’s triple-A rating resulting from a low capital adequacy position, in which available capital falls below the level of capital required to support IFC’s activities. Pension Risk is the risk that IFC’s defined-benefit pension plan is underfunded, leading to the need for additional financial support by IFC.
OPERATIONAL RISK MANAGEMENT
Consistent with the Basel Framework, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events, and holds economic capital against such risks. Given IFC’s business model, both financial and non-financial potential impacts are considered in assessment of risks.
STRATEGIC AND BUSINESS RISK
These are risks that are specific to IFC given its mission and strategy and include Strategic Risk, Environment & Social Risk, Climate Risk, Corporate Governance Risk, Integrity Risk, Anti-Money Laundering/ Combating the Financing of Terrorism (AML/CFT) Risk and External Financing Risk.
Strategic Risk
IFC defines strategic risk as the risk associated with initial strategy selection, execution, or modification over time, resulting in a lack of achievement of overall objectives.
Environment, Social and Governance (ESG) Risk
Environment and Social (E&S) risk is the risk that IFC does not or cannot effectively engage with and influence clients to fulfill the requirements of IFC’s E&S Performance Standards, within a reasonable period of time, potentially causing unmitigated harm to people or the environment. Corporate governance risk is the risk that IFC’s investment clients have inadequate corporate governance which could lead to negative financial impact or reputational harm to IFC.
In addition to promoting ESG standards and disclosure across emerging markets, IFC builds internal and external capacity to identify, assess and mitigate ESG risks. IFC continuously strengthens its ESG approach by improving its internal ESG systems and procedures; building capacity through internal and external training and advisory or enhanced client supervision; enhancing project-level grievance mechanisms; clarifying the application of IFC’s E&S requirements for clients, including financial intermediaries; and mainstreaming cross-cutting topics such as climate change, gender, human rights, water, and contextual risk assessment in due diligence and supervision. IFC provides guidance and supports its clients in mitigating ESG risks across all regions through policies, guidance notes, handbooks, tools, and other knowledge products. At the project level, IFC manages ESG risks in accordance with its E&S Review Procedures and Corporate Governance Procedures.
Climate Risk
Climate risk is the risk that IFC’s clients may directly or indirectly experience potential adverse impacts from climate change such as extreme weather, floods or droughts, and sea level rise, leading to reputational or financial risk.
IFC has a dedicated Climate Business Department integrated with IFC's Operations that provides in-house expertise on climate. The Climate Business Department helps set corporate climate strategy, engages with stakeholders, supports investment teams to identify decarbonization and climate investment opportunities, and manages climate risk using tools such as carbon pricing and has started the assessment of transition and physical climate risk in investment projects as part of the Paris Alignment process for all new projects.
Climate risk is integrated into IFC’s operations through its commitment under the capital increase and more recently to align with the goals of the Paris Agreement. As part of its efforts to align with the Adaptation & Climate Resilience component of the Paris Agreement, IFC screens its projects for exposure to physical climate risk and potential impacts on the project’s financial, environmental, and social performance during project appraisal. IFC has developed tools, methodologies and approaches to help industry, E&S, and climate specialists to conduct these assessments. Similarly, the Mitigation component of Paris Alignment assessments screens projects for exposure to stranded asset risk and carbon lock-in risk.
Highlights of climate risk management measures in FY24 Q1 include:
▪Roll-out of counterparty approach for Paris Alignment for real and financial sector projects with undefined use of proceeds.
▪Publication of IFC’s sixth consecutive disclosure along the guidelines of the Task Force for Climate-Related Financial Disclosures (TCFD), with independent assurance of IFC’s non-financial reporting provided by an accounting firm.
▪Further integration of climate risk into IFC’s enterprise risk framework and operations through a cross-organizational Climate Risk Working Group (CRWG), which led efforts to identify and manage IFC’s overall exposure to climate-related risks and opportunities.
▪Development of interdepartmental training of business units on Paris Alignment, climate finance, risk and strategy, and upcoming regulatory climate-related disclosure requirements.

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Management's Discussion and Analysis
The WBG's Climate Change Action Plan for FY21 to FY25, aims to increase support to deliver climate results, with a focus on reducing the trajectory of emissions and strengthening adaptation and resilience in developing countries. As part of this plan, IFC has committed to increase its direct climate financing to at least 35 percent of total commitments on average over the five-year period. IFC is also committed to aligning its financial flows with the objectives of the Paris Agreement. Starting July 1, 2023, 85 percent of Board approved operations are expected to be aligned with the Paris Agreement’s goals, and by 100 percent of these are expected to be aligned starting July 1, 2025.
Integrity, Money Laundering and Terrorist Financing, and Tax Risks
Group of interrelated risks that IFC’s Clients may have ineffective governance structures and/or controls to manage exposure to integrity risk, money laundering and terrorist financing (ML/TF) risk and tax risk. Integrity risks are the risks of engaging with external institutions or persons whose background or activities, may have adverse reputational and, often, financial impact on IFC. ML/TF risks are the associated risks arising from inadequate controls and processes to manage money laundering or financing of terrorism risk exposures when IFC invests with financial institutions or private equity funds. Tax risk is the risk that IFC’s clients or projects may be structured so as to evade taxes or allow the adoption of aggressive tax strategies or practices.
IFC works with a wide range of clients and partners in Investment Operations, Upstream and Advisory Services activities, from multi‑national to small companies, and from government institutions to non-governmental organizations. Thus, each transaction or service opportunity presents unique integrity risks, affected by different factors, including the type of engagement, financial instrument, structure, geography and duration of the engagement. IFC conducts integrity due diligence on clients and partners to manage these risks and to mitigate them where it reasonably can, both before engagement and on an ongoing basis during the engagement.
ML/TF risk is the risk that IFC’s financial intermediary clients may have ineffective controls to manage exposure to money laundering and terrorist financing risk, subjecting IFC to potential integrity, reputational, or financial risk. IFC conducts anti-money laundering (AML) / combating the financing of terrorism (CFT) due diligence on financial institution clients and funds in addition to its integrity due diligence to determine whether:
1.the client’s AML/CFT procedures and controls are structured to comply with relevant AML/CFT standards;
2.the AML/CFT procedures and controls are appropriate for the client’s business and operating environments;
IFC has been strengthening its AML capacity, through in-house trainings of its business teams and roll out of technical capacity building programs (e.g., to promote the countering of trade-based money laundering for financial institutions in developing markets).
Tax risk is the risk that IFC’s clients or projects may be structured so as to evade taxes or to allow the adoption of aggressive tax strategies or practices. The World Bank Group Intermediate Jurisdiction and Tax Policy, which went into effect on January 23, 2023, reflects significant changes in the international tax landscape and the current global focus on tax transparency and responsible tax practices and applies tax due diligence to investment projects involving intermediate jurisdictions and material cross-border related party transactions. IFC has been raising awareness regarding the Policy and the corresponding processes through targeted trainings for regional and industry teams.
External Financing Risk
As well as using its own resources to invest in and provide advice to clients, IFC raises additional funds from public and private sector institutional investors, lenders and donors through several different mechanisms. External financing risk is the risk that when entrusted with oversight of such funds, IFC does not meet its contractual obligations to the third parties involved.

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Management's Discussion and Analysis
SECTION VII: RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income and other comprehensive income, and influences on the level and variability of net income and other comprehensive income from period to period are:
Table 8: Main Elements of Net Income and Other Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets (principally loans)
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status, and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolios, in particular the portion of the liquid asset portfolio funded by net worth, which are driven by external factors such as the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provision for losses on loans, guarantees, and available-for-sale debt securities
Risk assessment of borrowers, probability of default, loss given default, and expected balance at default considering prepayment and disbursement assumption estimates as well as expected utilization rates.

Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, the approved and actual administrative expenses, and other budget resources.

Gains and losses on other non-trading financial instruments accounted for at fair value
Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants, and stock options, which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance, and consideration of the extent to which unrealized losses are considered a credit loss. Debt securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option
Fluctuations in IFC’s own credit spread measured against reference rate, resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded, and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

INTERNATIONAL FINANCE CORPORATION	Page 24

Management's Discussion and Analysis
IFC's net income for the three months ended September 30, 2023 and September 30, 2022 are presented below:
Table 9: Summary of Financial Results

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Consolidated statement of operations highlights:
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$744	$425
(Provision) / release of provision for losses on loans, off-balance sheet credit exposures and other receivables	(24)	8
Income (loss) from equity investments and associated derivatives	10	(304)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	200	150
Provision for losses on available-for-sale debt securities	(2)	(2)
Income (loss) from liquid asset trading activities	597	(66)
Charges on borrowings	(954)	(338)
Other income	93	53
Other expenses	(387)	(386)
Foreign currency transaction (losses) gains on non-trading activities	(9)	51
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$268	$(409)
Net unrealized gains on non-trading financial instruments accounted for at fair value	146	347
Net income (loss)	$414	$(62)
The following paragraphs detail significant variances between FY24 Q1 and FY23 Q1 covering the periods included in IFC FY24 Q1 condensed consolidated financial statements. The $476 million increase in net income was principally a result of the following:
Figure 7: Change in Net Income FY24 Q1 vs FY23 Q1 (US$ in millions)
_________
* Total income from loans and debt securities and net treasury income are net of allocated charges on borrowings.
** Unrealized gains (losses)
***    Others mainly represents foreign exchange gains/losses, service fees, and net advisory service expenses.

INTERNATIONAL FINANCE CORPORATION	Page 25

Management's Discussion and Analysis
A more detailed analysis of the components of IFC’s net income follows.
Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY24 Q1 totaled $744 million, compared with $425 million in FY23 Q1, an increase of $319 million primarily due to higher interest rates and portfolio growth.
Non-performing Loans (NPLs)
NPLs decreased by $47 million to $1.1 billion5 of the disbursed loan portfolio at September 30, 2023. The decrease was largely due to $61 million of positive developments partially offset by $12 million new NPL additions. In FY24 Q1 no loans individually equal to $10 million or more were placed in NPL status.
Figure 8: Non-performing Loans (US$ in millions)
_________
*    Mainly represents balance changes due to deferrals, restructuring, disbursements, interest capitalization, conversions and foreign exchange gains/losses.
Provision for Losses on Loans, Off-Balance Sheet Credit Exposures and Other Receivables
IFC recorded a net provision for losses on loans, off-balance sheet credit exposures and other receivables of $24 million in FY24 Q1 (release of provision of $8 million in FY23 Q1) analyzed as below:
Table 10: Individual and Portfolio Provision (Release of Provision)

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Portfolio provision on disbursed loans	$41	$40
Release of individual provision on disbursed loans	(4)	(17)
Release of portfolio provision on undisbursed loans	(10)	(32)
(Release of provision) provision on off-balance sheet credit exposures and other receivables	(3)	1
Total	$24	$(8)
5    Includes $54 million reported as debt securities and $131 million reported as loans under Fair Value Option on the Balance Sheet as of September 30, 2023 ($59 million Debt securities and $137 million FVO loans – June 30, 2023).

INTERNATIONAL FINANCE CORPORATION	Page 26

Management's Discussion and Analysis
Total portfolio provision in FY24 Q1 was mainly due to new commitments and disbursements while individual portfolio release was mainly driven by positive developments.
Total reserve against losses on loans disbursed and loans committed but not disbursed increased by $14 million to $1.4 billion as of September 30, 2023 analyzed as follows:
Figure 9: Reserve Against Losses for Disbursed and Undisbursed Loans (US$ in millions)
_________
*    Mainly represents reserve against capitalized interest and foreign exchange gains/losses.
At September 30, 2023, the reserve against losses on disbursed loans was $1.2 billion or 3.8% of the carrying value of disbursed loans at amortized cost, largely unchanged from June 30, 2023 ($1.2 billion or 3.9% at June 30, 2023). Reserve against losses on undisbursed loans totaled $159 million or 2.5% of loans committed but not disbursed ($170 million or 2.5% at June 30, 2023), a decrease of $11 million driven by lower undisbursed loan balance.
The reserve against losses as of September 30, 2023 reflected credit risk assessments as of that date. The assessment of the level of reserve against losses carried a heightened degree of uncertainty and judgment particularly in light of the impact of Russia's invasion of Ukraine. As discussed in the Executive Summary section, a $135 million qualitative overlay related to the invasion and its spillover macroeconomic impact was applied in March 2022 and remained unchanged at September 30, 2023.
Individual reserve against losses on disbursed loans at September 30, 2023 was $360 million ($366 million at June 30, 2023), held against impaired disbursed loans of $1.1 billion ($1.2 billion at June 30, 2023), a coverage ratio of 32.7% (30.2% at June 30, 2023). The increase in coverage ratio was mainly due to a $110 million decrease in the impaired disbursed loan portfolio.
Individual reserve against losses on undisbursed loans at September 30, 2023 was $1 million ($1 million at June 30, 2023), held against undisbursed impaired loans of $46 million ($46 million at June 30, 2023), a coverage ratio of 2% (7% at June 30, 2023).
In FY24 Q1, the top ten largest individual provisions and top ten largest individual releases of provision comprises 80% and 79% of the total individual provisions and total individual releases of provision respectively for losses on loans.
Income from Equity Investments and Associated Derivatives
IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock-ups have expired. Gains and losses on equity investments and associated derivatives include both realized and unrealized gains.
Income from equity investment and associated derivatives (consisting of dividends, and net realized and unrealized gains and losses), increased by $314 million, from $304 million losses in FY23 Q1 to income of $10 million in FY24 Q1.
Realized net gains on equity investments and associated derivatives were $98 million in FY24 Q1, as compared to net losses of $6 million in FY23 Q1, an increase of $104 million. In FY24 Q1, one investment individually generated $40 million realized capital gains, while in FY23 Q1, there was one investment that individually generated realized gains of $26 million as well as three investments that generated realized losses totaled $80 million. Dividend income as well as custody, fees and other in FY24 Q1 totaled $37 million, slightly lower than the $41 million recorded in FY23 Q1.
Net unrealized losses on equity investments and associated derivatives were $125 million in FY24 Q1, compared to net unrealized losses of $339 million in FY23 Q1. The unrealized losses in FY24 Q1 were primarily due to realized gains upon sale as well as lower valuations while FY23 Q1 unrealized losses were primarily due to lower valuations.

INTERNATIONAL FINANCE CORPORATION	Page 27

Management's Discussion and Analysis
Income from Debt Securities and Realized Gains and Losses on Debt Securities, and Associated Derivatives
Income from debt securities and associated derivatives increased by $50 million from $150 million in FY23 Q1 to $200 million in FY24 Q1, primarily due to higher interest rates and portfolio growth, partially offset by decrease in realized gains.
Income (Loss) from Liquid Asset Trading Activities
Liquid assets trading activities, gross of funding costs, generated an income of $597 million in FY24 Q1, comprising income of $125 million from the Net Worth Funded Portfolio and income of $472 million from the Funded Liquidity Portfolio.
Liquid assets trading activities, net of allocated funding costs, generated an income of $170 million in FY24 Q1 ($223 million loss in FY23 Q1), which comprises: (i) an income of $125 million from the Net Worth Funded Portfolio ($266 million loss in FY23 Q1) attributable to a higher accrued interest in FY24 Q1 as well as greater mark-to-market losses that were incurred due to sharp increases in U.S. Treasury yields in FY23 Q1, and (ii) income of $45 million from Funded Liquidity Portfolio ($43 million income in FY23 Q1).
Charges on Borrowings
IFC’s charges on borrowings increased by $616 million, from $338 million in FY23 Q1 to $954 million in FY24 Q1, primarily due to increases in reference rates (both SOFR and LIBOR) in FY24 Q1, compared to FY23 Q1.
Other Income
Other income increased by $40 million, from $53 million in FY23 Q1 to $93 million in FY24 Q1 mainly driven by a decrease in losses on investment returns on Post-Employment Benefit Plan assets of $10m, an increase in advisory services of $7 million, and an increase in Post-retirement Contributions Reserve Fund (PCRF) income of $5 million.
Other Expenses
Other Expenses increased marginally by $1 million from $386 million in FY23 Q1 to $387 million in FY24 Q1.
Foreign Currency Transaction Gains and Losses on Non-Trading Activities
Foreign currency transaction gains and losses are recognized in both net income and other comprehensive income. For debt securities classified as available-for-sale, the gains or losses from foreign currency transactions are reported in other comprehensive income, while the impact from the associated derivatives are reported in net income. In FY24 Q1, there were total losses of $9 million recorded in net income (gains of $51 million in FY23 Q1) and losses of $4 million (losses of $62 million in FY23 Q1) in other comprehensive income. Overall, IFC recorded foreign exchange related losses of $13 million (losses of $11 million in FY23 Q1) in a combination of net income and other comprehensive income.
Net Unrealized Gains and Losses on Non-Trading Financial Instruments
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) market borrowings with associated currency or interest rate swaps; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 11: Net Unrealized gains on Non-Trading Financial Instruments

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Unrealized gains (losses) on the loan and debt securities portfolio carried at fair value	$53	$(77)
Unrealized gains on associated derivatives	151	311
Unrealized gains on loans, debt securities and associated derivatives	$204	$234
Unrealized gains on borrowings from market and IDA	$808	$1,210
Unrealized losses on associated derivatives	(866)	(1,097)
Unrealized (losses) gains on borrowings from market, IDA and associated derivatives	$(58)	$113
Net unrealized gains on non-trading financial instruments accounted for at fair value	$146	$347

INTERNATIONAL FINANCE CORPORATION	Page 28

Management's Discussion and Analysis
IFC reported $204 million unrealized gains on loans, debt securities, net of associated derivatives in FY24 Q1.The unrealized gains on associated derivatives were $151 million in FY24 Q1, comprising of $171 million gains on lending related currency and interest rate swaps due to higher swaps rates in Euro, U.S. dollar, Colombian peso, and Brazilian real in FY24 Q1.
IFC reported $58 million of unrealized losses on borrowings from market sources and IDA, net of associated derivatives in FY24 Q1. Unrealized gains of $808 million on borrowings comprises $806 million unrealized gains on market borrowings and a $2 million unrealized gain on borrowings from IDA. Unrealized losses of $866 million were recorded on borrowing-related derivatives. The net after swap unrealized losses in FY24 Q1 were mainly in the U.S dollar portfolio.
OTHER COMPREHENSIVE INCOME
Unrealized Gains and Losses on Debt Securities and Borrowings
Table 12: Other Comprehensive Loss – Unrealized Gains and Losses on Debt Securities and Borrowings

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Net unrealized gains and losses on debt securities arising during the period:
Unrealized gains	$14	$52
Unrealized losses	(15)	(82)
Reclassification adjustment for realized gains and credit related portion of impairments which were recognized in net income	1	(64)
Net unrealized gains (losses) on debt securities	$—	$(94)
Net unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option:
Unrealized gains	$142	$126
Unrealized losses	(56)	(134)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	—	6
Net unrealized gains (losses) on borrowings	$86	$(2)
Total unrealized gains (losses) on debt securities and borrowings	$86	$(96)
In FY24 Q1, there were no net unrealized gain/loss on debt securities as compared to net unrealized losses of $94 million in FY23 Q1. In FY24 Q1, the foreign currency losses on available-for-sale debt securities were mostly offset by unrealized gains. FY23 Q1 results included foreign currency losses on available-for-sale debt securities of $62 million and a reversal of $49 million unrealized gains upon sale of one debt security.
Net unrealized gains on borrowings of $86 million was recognized through other comprehensive income in FY24 Q1 (net unrealized losses of $2 million in FY23 Q1). This was mainly due to widening of IFC credit spread in U.S. dollar and Australian dollar issuance.

INTERNATIONAL FINANCE CORPORATION	Page 29

Management's Discussion and Analysis
SECTION VIII: GOVERNANCE AND CONTROL
SENIOR MANAGEMENT
The following is a list of the principal officers of IFC as of September 30, 2023:

President	Ajay Banga
Managing Director	Makhtar Diop
Regional Vice President, Africa	Sérgio Pimenta
Regional Vice President, Latin America and the Caribbean, and Europe	Alfonso García Mora
Regional Vice President, Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	Hela Cheikh Rouhou
Regional Vice President, Asia and the Pacific	Riccardo Puliti
Vice President, Cross-Cutting Solutions	Emmanuel Nyirinkindi
Vice President, Corporate Support	Elena Bourganskaia
Vice President, Economics and Private Sector Development	Susan M. Lund
Vice President and General Counsel, Legal and Compliance Risk	Ramit Nagpal
Vice President, Industries	Mohamed Gouled
Vice President, Risk and Finance	Federico Galizia
Vice President, Treasury & Mobilization	John Gandolfo

INTERNATIONAL FINANCE CORPORATION	Page 30

Management's Discussion and Analysis
SECTION IX: APPENDIX
GLOSSARY OF TERMS
AMC Funds: IFC Asset Management Company (AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs). These funds collectively are referred to as the AMC Funds.
Articles: IFC’s Articles of Agreement.
Board: The Board of Directors as established by IFC’s Articles of Agreement.
Capital Adequacy: A measure of IFC’s ability to withstand unexpected shocks as IFC is required to maintain a minimum level of capital available (Balance Sheet Capital less Designated Retained Earnings) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining IFC's AAA rating.
Capital Available: Under IFC’s economic capital framework, resources available to absorb potential losses, calculated as: Balance Sheet Capital less Designated Retained Earnings.
Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
Core Mobilization: Non-IFC financing or risk sharing arranged on commercial terms due to the active and direct involvement of IFC for the benefit of a Client. A Client is a legal entity to which IFC provides Advisory Services (AS) or Investment Services (IS).
Capital Utilization Ratio (CUR): A ratio to measure IFC's capital adequacy expressed as Capital Required divided by Capital Available.
Credit spread: A credit spread is the difference in yield between two bonds of similar maturity but different credit quality.
Economic Capital (EC): Minimum USD amount of capital required to meet expected and unexpected losses. For Financial Product(s), calculated as Exposure at Risk (EAR) multiplied by Economic Capital Ratio for relevant product/sub-product.
IDA18: IDA's Eighteenth Replenishment of Resources.
IDA19: IDA's Nineteenth Replenishment of Resources.
IDA20: IDA’s Twentieth Replenishment of Resources
IDA-eligible countries: Countries eligible to borrow from IDA on concessional terms.
Income Available for Designations: Income Available for Designations (a non-U.S. GAAP measure) is used as a basis for designations of retained earnings. Beginning in FY20, IFC uses “income excluding unrealized gains and losses on investments and borrowings” as the metric for Income Available for Designations.
Paris Agreement: The Paris Agreement is the universal, legally binding global climate change agreement, adopted at the Paris climate conference in December 2015. It sets out a global framework to avoid dangerous climate change by limiting global warming and aims to strengthen countries’ ability to deal with the impacts of climate change and support them in their efforts.
Spring Meetings: The Spring Meetings of the International Monetary Fund and the Boards of Governors of the World Bank Group is a gathering that features the Development Committee and International Monetary and Financial Committee plenary session to discuss work of the institutions.
Upstream: Upstream activities aim to unlock and/or create new, additional investment opportunities for which IFC is both willing and likely to be a financial partner. Upstream activities comprise IFC engagements which aim to (i) Support the creation and realization of specific projects, for which IFC is a likely finance partner (Transaction Upstream); and/or have a wider market or sectoral impact to facilitate private sector investment, for which in turn IFC could be a potential financing partner (Creating Markets Upstream).
U.S. GAAP: Accounting principles generally accepted in the United States of America.
World Bank: The World Bank comprises IBRD and IDA.
World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

INTERNATIONAL FINANCE CORPORATION	Page 31

Management's Discussion and Analysis
ABBREVIATIONS AND ACRONYMS

ABS	:	Asset-Backed Securities
ALM	:	Asset Liability Management
AML/CFT	:	Anti-Money Laundering/ Combating the Financing of Terrorism
ARRC	:	Alternative Reference Rates Committee
CMAW	:	Creating Markets Advisory Window
CR	:	Credit Rating
CRM	:	Client Risk Management
CUR	:	Capital Utilization Ratio
E&S	:	Environmental and Social
ERA	:	Economic Resilience Action
ERM	:	Enterprise Risk Management Framework
ESG	:	Environment, Social and Governance
FCA	:	Financial Conduct Authority
FCS	:	Fragile and Conflict-Affected Situations
FMTAAS	:	Funding Mechanism for Technical Assistance and Advisory Services
GCI	:	General Capital Increase
GP	:	General Partner
GTFP	:	Global Trade Finance Program
IBOR Protocol	:	ISDA 2020 IBOR Fallbacks Protocol
IBRD	:	International Bank for Reconstruction and Development
ICSID	:	International Centre for Settlement of Investment Disputes
IDA	:	International Development Association
IDA-PSW	:	IDA Private Sector Window
IFC or the Corporation	:	International Finance Corporation
IFIs	:	International Financial Institutions
ISDA	:	International Swaps and Derivatives Association
LCR	:	Liquidity Coverage Ratios
LTF	:	Long-Term Finance
MBS	:	Mortgage-Backed Securities
MD&A	:	Management’s Discussion and Analysis
MIGA	:	Multilateral Investment Guarantee Agency
NAV	:	Net Asset Value
NPLs	:	Non-performing Loans
PSW	:	Private Sector Window
PCRF	:	Post-retirement Contributions Reserve Fund
RSBP	:	Retired Staff Benefits Plan
SCI	:	Selective Capital Increase
SME	:	Small and Medium Enterprise
SOFR	:	Secured Overnight Financing Rate
SRP	:	Staff Retirement Plan
STF	:	Short-Term Finance
TCFD	:	Task Force for Climate-Related Financial Disclosures
VPU	:	Vice Presidency Unit

INTERNATIONAL FINANCE CORPORATION	Page 32

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2023

INDEPENDENT AUDITOR'S REVIEW REPORT
President and Board of Directors
International Finance Corporation:
Results of Review of Interim Financial Information
We have reviewed the accompanying condensed consolidated balance sheet of the International Finance Corporation (“IFC”) as of September 30, 2023, and the related condensed consolidated statements of operations, comprehensive income (loss), changes in capital, and cash flows for the three-month periods ended September 30, 2023 and 2022, and the related notes (collectively referred to as the “interim financial information”).
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.
Basis for Review Results
We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of IFC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.
Responsibilities of Management for the Interim Financial Information
Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.
Report on Condensed Consolidated Balance Sheet as of June 30, 2023
We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of IFC as of June 30, 2023, and the related consolidated statements of operations, comprehensive income (loss), changes in capital, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited consolidated financial statements in our report dated August 4, 2023. In our opinion, the accompanying condensed consolidated balance sheet of IFC as of June 30, 2023, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

November 10, 2023

INTERNATIONAL FINANCE CORPORATION	Page 34

CONDENSED CONSOLIDATED BALANCE SHEETS
as of September 30, 2023 (unaudited) and June 30, 2023 (unaudited)

(US$ in millions)	September 30, 2023	June 30, 2023
Assets
Cash and due from banks – Note C	$529	$1,051
Time deposits – Note C	10,454	10,215
Trading securities – Notes C and K	30,196	31,020
(includes $8,127 and $6,446 securities pledged to creditors under repurchase agreements at September 30, 2023 and June 30, 2023 respectively)
Securities purchased under resale agreements and receivable for cash collateral pledged – Notes C, K and P	5,896	5,192
Investments – Notes B, D, E, F, G, K and M
Loans
(includes $1,548 and $1,506 loans held at fair value at September 30, 2023 and June 30, 2023 respectively; net of reserve against losses of $1,234 and $1,209 at September 30, 2023 and June 30, 2023 respectively)
– Notes D, E, K and M	32,798	31,414
Equity investments
– Notes B, D, G, K and M	10,740	10,778
Debt securities – Notes D, F, K and M	9,930	9,310
(includes available-for-sale securities of $1,309 and $1,394, with associated amortized cost of $1,547 and $1,632, net of reserve against credit losses of $23 and $21 at September 30, 2023 and June 30, 2023 respectively)
Total investments	53,468	51,502
Derivative assets – Notes B, C, J, K and P	4,311	5,722
Receivables and other assets – Notes B, C, M and N	6,593	5,845
Total assets	$111,447	$110,547
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received – Notes C and P	$8,716	$6,631
Borrowings outstanding – Notes B and K
From market and other sources at amortized cost	3,320	3,327
From market sources at fair value	47,918	48,873
From International Development Association at fair value	198	243
Total borrowings	51,436	52,443
Derivative liabilities – Notes B, C, J, K and P	9,882	11,195
Payables and other liabilities – Notes B, C, E, M, N and O	5,823	5,240
Total liabilities	75,857	75,509
Capital
Authorized capital, shares of $1,000 par value each
(25,079,991 shares at September 30, 2023 and June 30, 2023)
Subscribed capital	23,982	23,939
Less: unpaid portion of subscriptions	(1,331)	(1,343)
Paid-in capital	22,651	22,596
Accumulated other comprehensive income – Note H	715	632
Retained earnings – Note H	12,224	11,810
Total capital	35,590	35,038
Total liabilities and capital	$111,447	$110,547
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 35

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended September 30, 2023 (unaudited) and September 30, 2022 (unaudited)

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives – Note E	$744	$425
(Provision) release of provision for losses on loans, off-balance sheet credit exposures and other receivables – Note E	(24)	8
Income (loss) from equity investments and associated derivatives – Note G	10	(304)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives – Note F	200	150
Provision for losses on available-for-sale debt securities – Note F	(2)	(2)
Total income from investments	928	277
Income (loss) from liquid asset trading activities – Note C	597	(66)
Charges on borrowings	(954)	(338)
Income (loss) from investments and liquid asset trading activities, after charges on borrowings	571	(127)
Other income
Advisory services income – Note N	45	38
Service fees	27	22
Other	21	(7)
Total other income	93	53
Other expenses
Administrative expenses – Notes B and O	(340)	(342)
Upstream and Advisory services expenses – Note N	(52)	(52)
Other, net – Note O	5	8
Total other expenses	(387)	(386)
Foreign currency transaction (losses) gains on non-trading activities	(9)	51
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	268	(409)
Net unrealized gains on non-trading financial instruments accounted for at fair value – Note I	146	347
Net income (loss) – Note L	$414	$(62)
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 36

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the three months ended September 30, 2023 (unaudited) and September 30, 2022 (unaudited)

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Net income (loss) – Note L	$414	$(62)
Other comprehensive income
Unrealized gains and losses on debt securities
Net unrealized losses on available-for-sale debt securities arising during the period	(1)	(30)
Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(1)	(66)
Reclassification adjustment for impairments related to credit loss included in net income (Provision for losses on available-for-sale debt securities)	2	2
Net unrealized gains (losses) on debt securities	—	(94)
Unrealized gains and losses on borrowings
Net unrealized gains (losses) arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the fair value option	86	(8)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	—	6
Net unrealized gains (losses) on borrowings	86	(2)
Net unrecognized net actuarial gains and unrecognized prior service credits on benefit plans – Note O	(3)	—
Total other comprehensive income (loss)	83	(96)
Total comprehensive income (loss)	$497	$(158)

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 37

CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN CAPITAL
for the three months ended September 30, 2023 (unaudited) and September 30, 2022 (unaudited)

(US$ in millions)	Undesignated retained earnings	Designated retained earnings	Total retained earnings	Accumulated other comprehensive income – Note H	Paid-in capital	Total capital
At June 30, 2022	$10,840	$298	$11,138	$(82)	$21,749	$32,805
Three months ended September 30, 2022
Net loss	(62)		(62)			(62)
Other comprehensive loss				(96)		(96)
Designations of retained earnings – Note H	(6)	6	—			—
Expenditures against designated retained earnings – Note H	9	(9)	—			—
Payments received for subscribed capital					118	118
At September 30, 2022	$10,781	$295	$11,076	$(178)	$21,867	$32,765
At June 30, 2023	$11,589	$221	$11,810	$632	$22,596	$35,038
Three months ended September 30, 2023
Net income	414		414			414
Other comprehensive income				83		83
Designations of retained earnings – Note H	(60)	60	—			—
Expenditures against designated retained earnings – Note H	10	(10)	—			—
Payments received for subscribed capital					55	55
At September 30, 2023	$11,953	$271	$12,224	$715	$22,651	$35,590
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 38

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended September 30, 2023 (unaudited) and September 30, 2022 (unaudited)

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Cash flows from investing activities
Loan disbursements	$(3,437)	$(3,632)
Investments in equity securities	(414)	(237)
Investments in debt securities	(889)	(699)
Loan repayments	1,862	1,823
Debt securities repayments	174	244
Proceeds from sales of loans	2	62
Proceeds from sales of equity investments	436	339
Proceeds from sales of debt securities	1	69
Loan origination fees received	28	34
Investment in fixed assets	(18)	(9)
Net cash used in investing activities	(2,255)	(2,006)
Cash flows from financing activities
Medium and long-term borrowings
Issuance	5,997	5,267
Retirement	(6,022)	(2,594)
Change in derivatives associated with borrowings, net	(354)	(158)
Short-term borrowings, net	494	(181)
Capital subscriptions	55	118
Net cash provided by financing activities	170	2,452
Cash flows from operating activities
Net income (loss)	414	(62)
Adjustments to reconcile net income or loss to net cash provided by operating activities:
Realized losses (gains) on loans and associated derivatives, net	1	(13)
Realized gains on debt securities and associated derivatives, net	(16)	(65)
Losses on equity investments and related derivatives, net	27	345
Provision (release of provision)	26	(6)
Accretion of net discounts, premiums and loan origination fees	14	(7)
Depreciation expenses	14	14
Foreign currency transaction losses (gains) on non-trading activities	9	(51)
Net unrealized gains on non-trading financial instruments accounted for at fair value	(146)	(347)
Net discounts paid on retirement of borrowings	(34)	(5)
Change in accrued income on loans and debt securities (after swaps), net	(317)	(189)
Change in accrued expenses on borrowings (after swaps), net	168	201
Change in liquid asset trading portfolio	2,289	4,653
Change in derivatives associated with loans and client risk management, net	(48)	36
Change in payables and other liabilities	47	8
Change in receivables and other assets	(54)	85
Net cash provided by operating activities	2,394	4,597
Change in cash and cash equivalents	309	5,043
Effect of exchange rate changes on cash and cash equivalents	(144)	(196)
Net change in cash and cash equivalents	165	4,847
Beginning cash and cash equivalents	8,799	3,322
Ending cash and cash equivalents	$8,964	$8,169
Composition of cash and cash equivalents
Cash and due from banks	$529	$566
Time deposits with maturities under three months	8,435	7,603
Total cash and cash equivalents	$8,964	$8,169

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 39

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended September 30, 2023 (unaudited) and September 30, 2022 (unaudited)

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Supplemental disclosure
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$(189)	$(368)
Debt securities	(104)	(209)
Loan and debt security-related currency swaps	285	572
Borrowings	636	1,696
Borrowing-related currency swaps	(626)	(1,672)
Charges on borrowings paid, net	$820	$142
Non-cash items:
Loan and debt security conversion to equity, net	$14	$25
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 40

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
PURPOSE
The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, fund investments and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed financial statements and notes should be read in conjunction with the June 30, 2023 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2023 audited financial statements, has not been audited. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, the condensed consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations.
Certain amounts in prior years have been changed to conform to the current year’s presentation.
The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and, off-balance sheet credit exposures; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected pension benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against credit losses on loans, off-balance sheet credit exposures, and available-for-sale debt securities. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Recently adopted accounting standards
In March 2022, the FASB issued ASU 2022-02, Financial Instruments—Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. The ASU eliminates the recognition and measurement guidance for troubled debt restructurings (“TDRs”) in Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors, and require reporting entities to apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. The ASU eliminates the requirement to use the discounted cash flow approach to measure the reserve against losses on loans formerly considered TDRs. The ASU also requires enhanced disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty and disclosure of current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost. IFC adopted ASU 2022-02 effective July 1, 2023 with no material impact on IFC’s condensed consolidated financial statements, with the elimination of TDR recognition and measurement on a modified retrospective basis and the new disclosures on a prospective basis in accordance with the ASU.
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this Update also require certain disclosures for equity securities subject to contractual sale

INTERNATIONAL FINANCE CORPORATION	Page 41

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
restrictions. IFC early adopted ASU 2022-03 effective July 1, 2023, with no material impact on IFC’s condensed consolidated financial statements.
NOTE B – RELATED PARTY TRANSACTIONS
IFC transacts with related parties including by receiving loans, participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other post-retirement plans.
IFC's receivables from (payables to) its related parties are presented in the following table:

	September 30, 2023				June 30, 2023
(US$ in millions)	IBRD	IDA	MIGA	Total	IBRD	IDA		MIGA	Total
Services and Support Receivables (Payables)	$(27)	$—	$4	$(23)	$(35)	$—		$4	$(31)
PSW – Local Currency Facility	—	64	—	64	—	50	[a]	—	50
PSW – Blended Finance Facility	—	(97)	—	(97)	—	(93)		—	(93)
Borrowings	—	(198)	—	(198)	—	(243)		—	(243)
Pension and Other Post-retirement Benefits	695	—	—	695	704	—		—	704
Post-retirement Contribution Reserve Fund [b]	419	—	—	419	385	—		—	385
	$1,087	$(231)	$4	$860	$1,054	$(286)		$4	$772
_________
a    Includes other payable of $4 million related to unsettled Local Currency Facility trades that is included in other liabilities on the condensed consolidated balance sheet as of June 30, 2023.
b    Receivable from IBRD for IFC's share of investments associated with Post-Retirement Contribution Reserve Fund (PCRF), which is a fund established to stabilize contributions made to the pension plans.
Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as IT support services and human resource shared services. IFC makes payments for these services to IBRD based on negotiated fees and chargebacks, and allocated charges. Expenses allocated to IFC for the three months ended September 30, 2023, were $40 million ($39 million – for the three months ended September 30, 2022). Other chargebacks include $5 million for the three months ended September 30, 2023 ($4 million – for the three months ended September 30, 2022). These expenses are included in Administrative expenses on the condensed consolidated statements of operations. The associated payables are included in the Payables and other liabilities on the condensed consolidated balance sheets.
Fee Income from MIGA
Transactions with MIGA include marketing fees received for referral and due diligence services on jointly-developed guarantee projects. Fee income received from MIGA for the three months ended September 30, 2023 were $1 million ($1 million – for the three months ended September 30, 2022) included in Other Income on the condensed consolidated statements of operations. The associated receivables are included in Receivables and other assets on the condensed consolidated balance sheets.

INTERNATIONAL FINANCE CORPORATION	Page 42

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE B – RELATED PARTY TRANSACTIONS (continued)
IDA Private Sector Window (IDA-PSW)
The PSW was created under IDA18, to mobilize private sector investment in IDA-only countries and IDA-eligible Fragile and Conflict-affected Situations (FCS). The PSW continued under IDA’s Twentieth Replenishment of Resources (IDA20), which commenced on July 1, 2022, with an initial allocation set at $2.5 billion. Under the fee arrangement for the IDA-PSW, IDA receives fee income for transactions executed under this window and reimburses IFC for the related costs incurred in administering these transactions. In addition to the IDA-PSW transactions presented in the table above, IFC committed $1.3 billion as of September 30, 2023 and June 30, 2023 for IDA guarantees to support IFC's Guarantee Programs in IDA-PSW eligible countries under the Blended Finance facility.
Borrowings
In September 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1.2 billion. The Note requires payments totaling $1.3 billion, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of the unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.
IFC has a Local Currency Loan Facility Agreement with IBRD, which is capped at $300 million. As of September 30, 2023 and June 30, 2023, IFC had no borrowings outstanding under this facility.
Pension and Other Post-retirement Benefits
The receivable from IBRD represents IFC’s net share of prepaid costs for pension and other post-retirement benefit plans and Post-Employment Benefits Plan (PEBP) assets included in Receivables and other assets on the condensed consolidated balance sheets. These will be realized over the lives of the plan participants.
IFC managed AMC funds
IFC Equity Mobilization Department (formally IFC Asset Management Company, or AMC), invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. As of September 30, 2023, AMC managed multiple funds (collectively referred to as the AMC Funds), in its capacity as General Partner (GP) / Manager of these funds, none of which require consolidation by IFC. A management fee is charged for the management services provided to the AMC funds. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
_________
a    By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b    The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which comprises IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
c    The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which comprises IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.

As of September 30, 2023, IFC invested $502 million ($505 million – June 30, 2023) as a limited partner in funds managed by AMC. These investments were included in Equity investments on the condensed consolidated balance sheets. $6 million of management fee income was recognized in FY24 Q1 ($6 million in FY23 Q1), which is included in other income on the condensed consolidated statements of operations.

INTERNATIONAL FINANCE CORPORATION	Page 43

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE C – LIQUID ASSET PORTFOLIO

Composition of liquid asset portfolio
The composition of IFC’s net liquid asset portfolio included in the condensed consolidated balance sheet captions is as follows:

(US$ in millions)	September 30, 2023	June 30, 2023
Assets
Cash and due from banks [a]	$13	$43
Time deposits [b]	10,454	10,215
Trading securities	30,196	31,020
Securities purchased under resale agreements and receivable for cash collateral pledged	5,896	5,192
Derivative assets	778	433
Receivables and other assets:
Receivables from unsettled security trades	829	791
Accrued interest income on time deposits and securities	237	243
Accrued income on derivative instruments	262	248
Total assets	48,665	48,185
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	8,716	6,631
Derivative liabilities	83	241
Payables and other liabilities:
Payables for purchase of securities	1,039	1,002
Accrued charges on derivative instruments	217	191
Total liabilities	10,055	8,065
Total net liquid asset portfolio	$38,610	$40,120
________
a    Represents cash and due from banks from the liquid asset portfolio and does not include cash and due from banks from other cash accounts of $516 million and $1.0 billion as of September 30, 2023 and June 30, 2023 respectively.
b Includes time deposits with maturities greater than three months of $2.0 billion and $2.5 billion, as of September 30, 2023 and June 30, 2023 respectively.
The liquid asset portfolio is denominated primarily in U.S. dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-U.S. dollar securities into U.S. dollar securities, represent 1.8% of the portfolio at September 30, 2023 (2.1% – June 30, 2023).
Income (loss) from liquid asset trading activities
Income (loss) from liquid asset trading activities for the three months ended September 30, 2023 and September 30, 2022 comprises:

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Interest income, net	$461	$212
Net gains (losses) on asset-backed and mortgage-backed securities	10	(13)
Net gains (losses) on other trading securities	126	(265)
Net gains (losses) trading activities (realized and unrealized)	136	(278)
Total income (loss) from liquid asset trading activities	$597	$(66)

INTERNATIONAL FINANCE CORPORATION	Page 44

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE D – INVESTMENTS
The carrying value of investments at September 30, 2023 and June 30, 2023 comprises:

(US$ in millions)	September 30, 2023	June 30, 2023
Loans
Loans at amortized cost	$32,484	$31,117
Less: Reserve against losses on loans	(1,234)	(1,209)
Loans at amortized cost less reserve against losses	31,250	29,908
Loans accounted for at fair value under the Fair Value Option
(amortized cost $1,659 at September 30, 2023, $1,642 at June 30, 2023)	1,548	1,506
Total loans	32,798	31,414
Equity investments
Equity investments accounted for at fair value a b
(cost $10,417 at September 30, 2023, $10,331 at June 30, 2023)	10,740	10,778
Total equity investments	10,740	10,778
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $1,547 at September 30, 2023, $1,632 at June 30, 2023)	1,309	1,394
Less: Reserve against losses on available-for sale debt securities	(23)	(21)
Debt securities, available-for-sale less reserve against losses	1,286	1,373
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $8,824 at September 30, 2023, $8,145 at June 30, 2023)	8,644	7,937
Total debt securities	9,930	9,310
Total carrying value of investments	$53,468	$51,502
_________
a    Equity investments at fair value as of September 30, 2023 comprises investments in common or preferred shares of $5.4 billion ($5.5 billion as of June 30, 2023), equity interests in private equity funds of $5.3 billion ($5.2 billion as of June 30, 2023, and equity-related options and other financial instruments of $44 million ($36 million as of June 30, 2023).
b    Includes $4 million and $2 million for September 30, 2023 and June 30, 2023 of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.
Reconciliation of total disbursed portfolio to carrying value of investments is as follows:

(US$ in millions)	September 30, 2023				June 30, 2023
Sector	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Total disbursed investment portfolio	$34,274	$10,449	$10,145	$54,868	$32,886	$10,371	$9,556	$52,813
Reserve against losses on loans and debt securities	(1,234)	—	(23)	(1,257)	(1,209)	—	(21)	(1,230)
Unamortized deferred loan origination fees, net and other	(131)	—	—	(131)	(127)	—	—	(127)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	—	(28)	—	(28)	—	(36)	—	(36)
Unrealized losses on equity investments held by consolidated VIEs	—	(4)	—	(4)	—	(4)	—	(4)
Unrealized gains on investments accounted for at fair value as available-for-sale	—	—	(12)	(12)	—	—	(17)	(17)
Unrealized (losses) gains on investments accounted for under the Fair Value Option	(111)	323	(180)	32	(136)	447	(208)	103
Carrying value of investments	$32,798	$10,740	$9,930	$53,468	$31,414	$10,778	$9,310	$51,502

INTERNATIONAL FINANCE CORPORATION	Page 45

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES
Loans
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for the three months ended September 30, 2023 and September 30, 2022 comprise the following:

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Interest income	$705	$374
Commitment fees	11	14
Other financial fees	29	24
Realized (losses) gains on loans, guarantees and associated derivatives [a]	(1)	13
Income from loans and guarantees, including realized gains on loans and associated derivatives	$744	$425
_________
a    Includes realized gains on which Fair Value Option is elected, none for the the three months ended September 30, 2023 and $13 million for the three months ended September 30, 2022.
Reserve against losses on loans and provision for losses on loans
Reserve against losses on loans as of September 30, 2023 reflects credit risk assessments as of that date. The assessment of the level of reserve against losses carried a heightened degree of judgment in particularly in light of Russia's invasion of Ukraine and its spillover macroeconomic impact. The impact of the invasion and its spillover macroeconomic impact has been largely incorporated through IFC's rating system that classifies its loans according to creditworthiness and risk, however, as the situation is still evolving, IFC expects further impacts from the factors that have not yet been reflected in the model calculated reserve and cannot be directly attributed to any individual borrowers. As such, a qualitative overlay of $135 million, including $1 million on off-balance sheet guarantee exposures, was applied for estimated losses, which remained unchanged as of September 30, 2023 and June 30, 2023.
Changes in the reserve against losses on loans disbursed and loans committed but not disbursed for the three months ended September 30, 2023 and September 30, 2022, as well as the related loans at amortized cost evaluated for impairment individually and on a pool basis (portfolio reserve) respectively, are summarized below:

	For the three months ended September 30, 2023
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$366	$843	$1,209	$1	$169	$170
(Release of provision) provision for losses	(4)	41	37	—	(10)	(10)
Write-offs	(1)	—	(1)	—	—	—
Recoveries of previously written-off loans	1	—	1	—	—	—
Foreign currency transaction adjustments	(1)	(4)	(5)	—	(1)	(1)
Other adjustments [a]	(2)	(5)	(7)	—	—	—
Ending balance	$359	$875	$1,234	$1	$158	$159
Total disbursed loans at September 30, 2023	$1,102	$31,513	$32,615
Loans committed but not disbursed at September 30, 2023				$46	$6,400	$6,446
Unamortized deferred loan origination fees, net and other			(131)
Loans at amortized cost			$32,484
_________
a    Other adjustments include items such as reserve against interest capitalized.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	For the three months ended September 30, 2022
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$461	$748	$1,209	$1	$171	$172
(Release of provision) provision for losses	(17)	40	23	—	(32)	(32)
Foreign currency transaction adjustments	(5)	(7)	(12)	—	(2)	(2)
Other adjustments [a]	(2)	(1)	(3)	—	—	—
Ending balance	$437	$780	$1,217	$1	$137	$138
Total disbursed loans at September 30, 2022	$1,404	$26,162	$27,566
Loans committed but not disbursed at September 30, 2022				$13	$5,727	$5,740
Unamortized deferred loan origination fees, net and other			(135)
Loans at amortized cost			$27,431
_________
a    Other adjustments comprise reserve against interest capitalized.
Reserve for losses and provision for losses on off-balance sheet guarantee exposures, and other receivables
Changes in the reserve against losses (liability) on off-balance sheet guarantee exposures for the three months ended September 30, 2023 and September 30, 2022, are summarized below:

	For the three months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
(US$ in millions)	Outstanding Guarantees [a]		Issued Guarantees [a]
Beginning balance	$15	$11	$13	$7
(Release of provision) provision for losses on off-balance sheet credit exposure	(1)	1	(2)	—
Ending balance	$14	$12	$11	$7
___________
a    Guarantees are considered issued when IFC commits to the guarantee obligation. Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.
Reserve against losses on other receivables at September 30, 2023 was $0.2 million and there were no reserves against losses on other receivables at June 30, 2023. The outstanding balance of other receivables is $10 million at September 30, 2023 and there were no such receivables at June 30, 2023.
Accrued Interest
The accrued interest balances are $851 million and $524 million, as of September 30, 2023 and June 30, 2023, respectively, and are reported within receivables and other assets on the condensed consolidated balance sheets.
Accrued interest is written off by reversing interest income during the quarter the financial asset is moved from an accrual to a nonaccrual status. The amount of accrued interest receivables written off by reversing interest income is $1 million and $4 million for the three months ended September 30, 2023 and September 30, 2022, respectively. Accrued interest receivable is excluded from the amortized cost basis for disclosure purposes.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Nonaccruing loans
Loans at nonaccrual status without a reserve against losses at September 30, 2023 and June 30, 2023 is considered insignificant. Loans on which the accrual of interest has been discontinued amounted to $1.0 billion at September 30, 2023 ($1.1 billion – June 30, 2023). The interest income on such loans for the three months ended September 30, 2023 and September 30, 2022 are summarized as follows:

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Interest income not recognized on nonaccruing loans	$36	$31
Interest income recognized on loans in nonaccrual status related to current and prior years, on cash basis	11	11
The amortized cost in nonaccruing loans at September 30, 2023 and June 30, 2023 is summarized by geographic region and industry sector as follows:

	September 30, 2023
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Africa	$201	$—	$159	$9	$369
Asia and Pacific	89	6	17	—	112
Latin America and the Caribbean, and Europe	162	12	129	—	303
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	89	74	130	—	293
Total disbursed loans [b]	$541	$92	$435	$9	$1,077

	June 30, 2023
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Africa	$196	$—	$161	$5	$362
Asia and Pacific	118	7	19	—	144
Latin America and the Caribbean, and Europe	159	12	151	1	323
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	91	74	130	—	295
Total disbursed loans [b]	$564	$93	$461	$6	$1,124
_________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
b    Includes $54 million reported as debt securities and $131 million reported as loans under Fair Value Option on the Balance Sheet as of September 30, 2023 ($59 million Debt securities and $137 million Fair Value Option loans – June 30, 2023).

INTERNATIONAL FINANCE CORPORATION	Page 48

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Past due loans
IFC considers a loan past due when payments have not been made according to its contractual terms. An age analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region and industry sector follows:

	September 30, 2023
(US$ in millions)	Current	1-30 Days past due	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total loans
Africa
Manufacturing, agribusiness and services	$1,791	$116	$4	$76	$85	$2,072
Financial markets	3,291	61	—	—	—	3,352
Infrastructure and natural resources	1,730	9	—	—	109	1,848
Disruptive technologies and funds	—	—	—	—	4	4
Total Africa	6,812	186	4	76	198	7,276
Asia and Pacific
Manufacturing, agribusiness and services	2,974	42	—	—	42	3,058
Financial markets	4,967	—	—	—	5	4,972
Infrastructure and natural resources	1,669	38	—	—	6	1,713
Total Asia and Pacific	9,610	80	—	—	53	9,743
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	3,914	64	6	—	123	4,107
Financial markets	4,069	—	—	—	8	4,077
Infrastructure and natural resources	1,931	31	—	—	23	1,985
Total Latin America and the Caribbean, and Europe	9,914	95	6	—	154	10,169
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Manufacturing, agribusiness and services	1,316	26	—	—	12	1,354
Financial markets	1,006	10	—	—	56	1,072
Infrastructure and natural resources	1,250	25	—	—	—	1,275
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	3,572	61	—	—	68	3,701
Other
Manufacturing, agribusiness and services	310	26	—	—	—	336
Financial markets	1,390	—	—	—	—	1,390
Total Other	1,700	26	—	—	—	1,726
Total disbursed loans	$31,608	$448	$10	$76	$473	$32,615
Unamortized deferred loan origination fees, net and other						(131)
Loans at amortized cost						$32,484

INTERNATIONAL FINANCE CORPORATION	Page 49

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2023
(US$ in millions)	Current	1-30 Days past due	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total loans
Africa
Manufacturing, agribusiness and services	$1,906	$13	$—	$10	$90	$2,018
Financial markets	2,731	5	—	1	—	2,737
Infrastructure and natural resources	1,705	4	—	—	109	1,819
Disruptive technologies and funds	—	—	—	—	4	4
Total Africa	6,342	22	—	11	203	6,578
Asia and Pacific
Manufacturing, agribusiness and services	3,022	66	—	—	18	3,106
Financial markets	4,554	—	—	—	5	4,558
Infrastructure and natural resources	1,705	—	—	—	6	1,712
Disruptive technologies and funds	—	—	—	—	—	—
Total Asia and Pacific	9,281	66	—	—	29	9,376
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	3,736	—	25	—	94	3,855
Financial markets	3,987	—	—	—	6	3,993
Infrastructure and natural resources	1,749	—	—	—	26	1,775
Disruptive technologies and funds	—	—	—	—	—	—
Total Latin America and the Caribbean, and Europe	9,472	—	25	—	126	9,623
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Manufacturing, agribusiness and services	1,222	64	—	—	12	1,298
Financial markets	1,019	—	—	23	33	1,075
Infrastructure and natural resources	1,274	31	—	—	—	1,305
Disruptive technologies and funds	—	—	—	—	—	—
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	3,515	95	—	23	45	3,678
Other
Manufacturing, agribusiness and services	450	5	—	—	—	455
Financial markets	1,534	—	—	—	—	1,534
Total Other	1,984	5	—	—	—	1,989
Total disbursed loans	$30,594	$188	$25	$34	$403	$31,244
Unamortized deferred loan origination fees, net and other						(127)
Loans at amortized cost						$31,117

Certain loans that are 90 days or more past due continue to accrue interest as management anticipates the collection of interest will occur in the near future. These loans were deemed insignificant at September 30, 2023 and June 30, 2023.

INTERNATIONAL FINANCE CORPORATION	Page 50

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong
An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.

CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than "CR-1" and "CR-2".
CR-4	BBB
An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.

CR-5	BBB-
An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB
An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-8	BB-
An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-9	B+	Weak
An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-10	B
An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-11	B-
An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.

CR-12	CCC+	Very Weak/ Special Attention
An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.

CR-13	CCC	Very Weak/Substandard
An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.

CR-14	CCC-	Extremely Weak/Doubtful
An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.

CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s definition of default.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
The following table presents the loans disbursed by credit quality indicator based on risk rating and origination year at September 30, 2023 and June 30, 2023. The origination year is based on the commitment date that represents the date that the decision was made to extend credit and IFC entered into a legally binding agreement with the borrower. All subsequent loan disbursements, as well as loan modifications, extensions, and renewals for an associated loan commitment are reported based on the original commitment date:

(US$ in millions)	September 30, 2023
	Loans at Amortized cost basis by Risk class
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Sub-standard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
FY24	$—	$—	$1,185	$240	$51	$39	$—	$—	$5	$1,520
FY23	—	400	1,662	3,539	1,748	114	6	5	—	7,474
FY22	—	370	1,137	2,390	1,447	144	—	64	—	5,552
FY21	—	66	1,369	2,496	1,066	116	21	—	9	5,143
FY20	68	—	1,122	1,158	547	282	56	91	5	3,329
Prior	37	158	1,213	2,139	2,826	653	87	226	688	8,027
Total	$105	$994	$7,688	$11,962	$7,685	$1,348	$170	$386	$707	$31,045
Revolving loans	—	—	—	1,439	88	—	25	—	—	1,552
Revolving Contracts Converted to Term Contracts	—	—	8	10	—	—	—	—	—	18
Total disbursed loans	$105	$994	$7,696	$13,411	$7,773	$1,348	$195	$386	$707	$32,615
Unamortized deferred loan origination fees, net and other										(131)
Loans at amortized cost										$32,484

	June 30, 2023
(US$ in millions)	Loans at Amortized cost basis by Risk class
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
FY23	$—	$590	$1,525	$2,475	$1,559	$72	$20	$4	$—	$6,245
FY22	—	470	1,186	2,255	1,471	143	—	62	—	5,587
FY21	—	66	1,456	2,608	1,409	145	21	—	10	5,715
FY20	69	—	1,129	1,196	586	257	59	91	6	3,393
FY19	—	127	295	832	782	182	18	52	52	2,340
Prior	40	222	885	1,454	2,241	427	166	189	643	6,267
Total	$109	$1,475	$6,476	$10,820	$8,048	$1,226	$284	$398	$711	$29,547
Revolving Loans	—	—	—	1,569	86	—	25	—	—	1,680
Revolving Contracts Converted to Term Contracts	—	—	7	10	—	—	—	—	—	17
Total disbursed loans	$109	$1,475	$6,483	$12,399	$8,134	$1,226	$309	$398	$711	$31,244
Unamortized deferred loan origination fees, net and other										(127)
Loans at amortized cost										$31,117

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Following is a summary of IFC’s loans at amortized cost by credit quality indicator, geographic region, and industry sector, effective September 30, 2023 and June 30, 2023 respectively:

	September 30, 2023
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$14	$402	$2,748	$3,209	$465	$95	$140	$203	$7,276
Asia and Pacific	68	452	3,844	3,244	1,858	179	8	6	84	9,743
Latin America and the Caribbean, and Europe	—	67	3,149	4,704	1,452	323	93	212	169	10,169
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	247	1,540	1,254	381	—	28	251	3,701
Other	37	461	54	1,175	—	—	(1)	—	—	1,726
Total geographic region	$105	$994	$7,696	$13,411	$7,773	$1,348	$195	$386	$707	$32,615
Unamortized deferred loan origination fees, net and other										(131)
Loans at amortized cost										$32,484

	September 30, 2023
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$105	$296	$3,613	$4,315	$1,559	$446	$130	$136	$327	$10,927
Financial markets	—	631	3,266	7,222	3,453	195	8	36	52	14,863
Infrastructure and natural resources	—	67	817	1,874	2,761	707	57	214	324	6,821
Disruptive technologies and funds	—	—	—	—	—	—	—	—	4	4
Total industry sector	$105	$994	$7,696	$13,411	$7,773	$1,348	$195	$386	$707	$32,615
Unamortized deferred loan origination fees, net and other										(131)
Loans at amortized cost										$32,484

INTERNATIONAL FINANCE CORPORATION	Page 53

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2023
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$25	$394	$1,992	$3,303	$313	$205	$137	$209	$6,578
Asia and Pacific	69	460	3,284	3,250	2,019	192	6	18	78	9,376
Latin America and the Caribbean, and Europe	—	517	2,515	4,255	1,497	356	98	215	170	9,623
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	179	1,537	1,315	365	0	28	254	3,678
Other	40	473	111	1,365	—	—	—	—	—	1,989
Total geographic region	$109	$1,475	$6,483	$12,399	$8,134	$1,226	$309	$398	$711	$31,244
Unamortized deferred loan origination fees, net and other										(127)
Loans at amortized cost										$31,117

	June 30, 2023
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$109	$770	$2,992	$4,147	$1,685	$339	$223	$145	$322	$10,732
Financial markets	—	638	2,626	6,676	3,686	155	28	36	52	13,897
Infrastructure and natural resources	—	67	865	1,576	2,763	732	58	217	333	6,611
Disruptive technologies and funds	—	—	—	—	—	—	—	—	4	4
Total industry sector	$109	$1,475	$6,483	$12,399	$8,134	$1,226	$309	$398	$711	$31,244
Unamortized deferred loan origination fees, net and other										(127)
Loans at amortized cost										$31,117
Modifications to Borrowers Experiencing Financial Difficulties
IFC adopted ASU 2022-02 Financial Instruments - Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures effective July 1, 2023. All related disclosures for the three months ended September 30, 2023 are provided on a prospective basis in accordance with the ASU.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Loans are modified through changes in interest rates, repayment schedules, and maturity date, in addition to reductions of loan principal and waiver of accrued interest. For loans at amortized cost, the following table presents information related to modifications to borrowers experiencing financial difficulties, per major modification types (including interest rate reduction, other-than-insignificant payment delay, principal forgiveness, and term extension or a combination of these modifications), by geographic region and industry sector during the three months ended September 30, 2023.

	For the three months ended September 30, 2023
(US$ in millions)	Payment Delay	Term Extension and Payment Delay	Total Loan Modification [a]	% of total loans	Total loans by region and industry
Africa
Manufacturing, agribusiness and services	$9	$5	$14	0.7%	$2,072
Total Africa	9	5	14	0.2%	7,276
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	9	—	9	0.2%	4,107
Total Latin America and the Caribbean, and Europe	9	—	9	0.1%	10,169
Total disbursed loans	$18	$5	$23	0.1%	$32,615
___________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
The following table summarizes the financial effect of loan modifications to borrowers experiencing financial difficulty by geographic region and industry sector for the three months ended September 30, 2023

	For the three months ended September 30, 2023
(US$ in millions)	Term Extension	Other than Insignificant Payment Delay
	Weighted Average Month Extended	Amount Delayed	Weighted Average Months Delayed
Africa
Manufacturing, agribusiness and services	$106	$12	$27
Total Africa	106	12	27
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	—	4	17
Total Latin America and the Caribbean, and Europe	$—	$4	$17
Total disbursed loans	106	$16	44

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
For loans at amortized cost, the following table presents an aging analysis of loan modifications to borrowers experiencing financial difficulty made from July 1, 2023 through September 30, 2023, presented by geographic region and industry sector, all of which were current as of September 30, 2023.

	September 30, 2023
(US$ in millions)	Current	Total [a]
Africa
Manufacturing, agribusiness and services	$14	$14
Total Africa	14	14
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	9	9
Total Latin America and the Caribbean, and Europe	9	9
Total disbursed loans	$23	$23
___________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
For loan modifications made to borrowers experiencing financial difficulty during the three months ended September 30, 2023, there were no loans that had a payment default after the modifications. Payment default is defined as loans that are 60 or more days past due at September 30, 2023.
Troubled Debt Restructurings Disclosures Prior to the Adoption of ASU 2022-02
The following table presents information related to loan modifications, including past due amounts capitalized and written off, during the three months ended September 30, 2022, that are considered Troubled Debt Restructurings (TDRs), prior to the adoption of ASU 2022-02, as defined by the previous accounting guidance in effect at that time:

	For the three months ended
	September 30, 2022
(US$ in millions)	Number of TDRs	Amount
Loans modified as TDRs	6	$274
Loan at amortized cost modifications considered TDRs during the three months ended September 30, 2022 is summarized by geographic region and industry sector as follows:

	For the three months ended
	September 30, 2022
(US$ in millions)	Manufacturing, agribusiness and services	Infrastructure and natural resources	Loan modifications considered TDRs [a]
Geographic Region
Africa	$138	$—	$138
Asia and Pacific	15	—	15
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	42	42
Latin America and the Caribbean, and Europe	—	79	79
Total geographic region	$153	$121	$274
___________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Following is a summary of loans that defaulted during the three months ended September 30, 2022 that had been modified in a troubled debt restructuring within 12 months prior to the date of default:

For the three months ended
(US$ in millions, except for number of loans)	September 30, 2022
Loan amount	$17
Number of Loans	3
Collateral-Dependent Loans
A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following tables summarizes the amortized cost of collateral dependent loans a by collateral type, geographic region and industry sector as of September 30, 2023 and June 30, 2023 respectively:

	September 30, 2023			June 30,2023
(US$ in millions)	Property, Land and Equipment	Others	Total	Property, Land and Equipment	Others	Total
Geographic Region
Africa	$2	$—	$2	$2	—	$2
Latin America and the Caribbean, and Europe	7	5	12	3	6	9
Total	$9	$5	$14	$5	$6	$11

	September 30, 2023			June 30,2023
(US$ in millions)	Property, Land and Equipment	Others	Total	Property, Land and Equipment	Others	Total
Industry Sector
Manufacturing, agribusiness and services	$3	$—	$3	$3	—	$3
Financial markets	—	5	5	—	6	6
Infrastructure and natural resources	6	—	6	2	—	2
Total	$9	$5	$14	$5	$6	$11
___________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed as of September 30, 2023 totaled $5.4 billion ($5.1 billion – June 30, 2023). Guarantees of $4.6 billion that were outstanding (i.e., not called) at September 30, 2023 ($4.4 billion – June 30, 2023), were not included in loans on IFC’s condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES

Income from debt securities, including realized gains on debt securities and associated derivatives for the three months ended September 30, 2023 and September 30, 2022 comprise the following:

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Interest income	$184	$84
Dividends	—	1
Realized gains on debt securities and associated derivatives a	16	65
Total income from debt securities, including realized gains on debt securities and associated derivatives	$200	$150
Debt securities accounted for as available-for-sale at September 30, 2023 and June 30, 2023 comprise:

	September 30, 2023
(US$ in millions)	Amortized cost	Unrealized gains [a]	Unrealized losses [a]	Reserve for credit losses	Fair value
Corporate debt securities	$1,245	$9	$(185)	$(13)	$1,056
Preferred shares	28	1	(1)	(10)	18
Asset-backed securities	274	1	(63)	—	212
Total	$1,547	$11	$(249)	$(23)	$1,286
_________
a Includes net foreign exchange losses of $225 million as of September 30, 2023.

	June 30, 2023
(US$ in millions)	Amortized cost	Unrealized gains [a]	Unrealized losses [a]	Reserve for credit losses	Fair value
Corporate debt securities	$1,304	$16	$(194)	$(13)	$1,113
Preferred shares	28	1	(1)	(8)	20
Asset-backed securities	300	2	(62)	—	240
Total	$1,632	$19	$(257)	$(21)	$1,373
_________
a Includes net foreign exchange losses of $221 million as of June 30, 2023.
Due to non-credit related factors, reserve for credit losses were not recorded for the following available-for-sale debt securities in an unrealized loss position:

	September 30, 2023
(US$ in millions)	Amortized Costs	Unrealized Losses [a]	Fair value
Corporate debt securities	$862	$(185)	$677
Preferred shares	9	(1)	8
Asset-backed securities	204	(63)	141
Total	$1,075	$(249)	$826
_________
a    Includes net foreign exchange losses of $220 million as of September 30, 2023.

	June 30, 2023
(US$ in millions)	Amortized Costs	Unrealized Losses [a]	Fair value
Corporate debt securities	$857	$(194)	$663
Preferred shares	9	(1)	8
Asset-backed securities	225	(62)	163
Total	$1,091	$(257)	$834
_________
a    Includes net foreign exchange losses of $217 million as of June 30, 2023.

INTERNATIONAL FINANCE CORPORATION	Page 58

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES (continued)
The following table shows the unrealized losses and fair value of debt securities at September 30, 2023 and June 30, 2023 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis:

	September 30, 2023
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$6	$—	$671	$(185)	$677	$(185)
Preferred shares	7	—	1	(1)	8	(1)
Asset-backed securities	—	—	141	(63)	141	(63)
Total	$13	$—	$813	$(249)	$826	$(249)

	June 30, 2023
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$—	$—	$663	$(194)	$663	$(194)
Preferred shares	7	—	1	(1)	8	(1)
Asset-backed securities	—	—	163	(62)	163	(62)
Total	$7	$—	$827	$(257)	$834	$(257)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign exchange rates. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where the issuer is not expected to make all contractual principal and interest payments.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where IFC does not expect to recover the cost basis of these securities.
Asset-backed securities comprise investments in bonds and notes that are collateralized by self-liquidating financial assets that allows IFC to receive payments that depend primarily on cash flow from those assets.
The tables below present a rollforward by major security type for the three months ended September 30, 2023 and September 30, 2022 of the reserve for credit losses on debt securities held at the period end:

	For the three months ended
	September 30, 2023			September 30, 2022
(US$ in millions)	Corporate Debt Securities	Preferred shares	Total	Corporate Debt Securities	Preferred shares	Total
Beginning balance	$13	$8	$21	$11	$3	$14
Provision for losses	—	2	2	1	1	2
Ending balance	$13	$10	$23	$12	$4	$16
Nonaccruing debt securities
Debt securities on which the accrual of interest has been discontinued amounted to $54 million at September 30, 2023 ($59 million – June 30, 2023).

INTERNATIONAL FINANCE CORPORATION	Page 59

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments and associated derivatives for the three months ended September 30, 2023 and September 30, 2022 comprises the following:

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Unrealized losses on equity investments and associated derivatives [a]	$(125)	$(339)
Realized gains (losses) on equity investments and associated derivatives, net	98	(6)
(Losses) gains on equity investments and associated derivatives, net [b]	(27)	(345)
Dividends	32	39
Custody, fees and other	5	2
Total income (loss) from equity investments and associated derivatives	$10	$(304)
_________
a    Including unrealized gains and losses related to equity securities still held at September 30, 2023 – net gains of $56 million for the three months ended September 30, 2023 (losses of $228 million – the three months ended September 30, 2022)
b    Includes losses of $68 million for the three months ended September 30, 2023 (losses of $210 million – the three months ended September 30, 2022) from equity investments for which IFC has elected a Fair Value Option.
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient and totaled $5.3 billion as of September 30, 2023 ($5.2 billion – June 30, 2023). These investments cannot be redeemed. Distributions will be received from these funds as the underlying assets are liquidated or distributed, the timing of which is uncertain. As of September 30, 2023, the maximum unfunded commitments subject to capital calls for these funds are $1.8 billion ($1.6 billion – June 30, 2023). As of September 30, 2023, IFC invested $502 million ($505 million – June 30, 2023) as a limited partner in funds managed by AMC. Amounts previously distributed by the AMC Funds may be callable through the life of the respective fund. The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.

INTERNATIONAL FINANCE CORPORATION	Page 60

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Designated retained earnings
The components of designated retained earnings and related expenditures are summarized below:

(US$ in millions)	Funding Mechanism for Technical Assistance and Advisory Services	Creating Markets Advisory Window	Small and Medium Enterprise Ventures	Total Designated Retained Earnings
At June 30, 2022	$78	$207	$13	$298
Year ended June 30, 2023
Designations of retained earnings	6	—	—	6
Expenditures against designated retained earnings	(36)	(46)	(1)	(83)
At June 30, 2023	$48	$161	$12	$221
Three months ended September 30, 2023
Designations of retained earnings	60	—	—	60
Expenditures against designated retained earnings	(4)	(6)	—	(10)
At September 30, 2023	$104	$155	$12	$271
On August 3, 2023 the Board of Directors approved a designation of $60 million to Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS). This designation was approved by the Board of Governors on October 13, 2023.
Accumulated other comprehensive income
The components of accumulated other comprehensive income at September 30, 2023 and June 30, 2023 are summarized as follows:

(US$ in millions)	September 30, 2023	June 30, 2023
Net unrealized losses on available-for-sale debt securities	$(238)	$(238)
Net unrealized gains on borrowings at fair value under the Fair Value Option due to changes in instrument-specific credit risk	426	340
Unrecognized net actuarial gains and unrecognized prior service costs on benefit plans	527	530
Total accumulated other comprehensive income	$715	$632

INTERNATIONAL FINANCE CORPORATION	Page 61

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE I – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three months ended September 30, 2023 and September 30, 2022 comprise:

	For the three months ended
(US$ in millions)	September 30, 2023	September 30, 2022
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized gains (losses) on loans under the Fair Value Option	$25	$(27)
Unrealized gains on derivatives associated with loans	104	248
Unrealized gains (losses) on debt securities under the Fair Value Option	28	(50)
Unrealized gains on derivatives associated with debt securities	47	63
Total net unrealized gains on loans, debt securities and associated derivatives	204	234
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains on market borrowings accounted for at fair value	806	1,202
Unrealized losses on derivatives associated with market borrowings	(866)	(1,097)
Unrealized gains on borrowings from IDA accounted for at fair value	2	8
Total net unrealized (losses) gains on borrowings from market, IDA and associated derivatives	(58)	113
Net unrealized gains on non-trading financial instruments accounted for at fair value	$146	$347
Substantially all borrowings are carried at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to movements in IFC's own credit risk spread, foreign currency exchange risk premiums and accrued interest balances. The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of cash flows on market borrowings. Changes in the fair value of borrowings resulting from changes in IFC’s own credit risk spread are recorded through other comprehensive income whereas changes in fair value due to other factors, and all fair value changes on hedging derivatives, are accounted for through net income (losses).

INTERNATIONAL FINANCE CORPORATION	Page 62

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES
IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as accounting hedges under ASC Topic 815.
The fair value of derivative instrument assets and liabilities by risk type at September 30, 2023 and June 30, 2023 is summarized as follows:

(US$ in millions)	September 30, 2023	June 30, 2023
Derivative assets
Interest rate	$977	$843
Foreign exchange	523	225
Interest rate and currency	2,630	4,465
Equity	117	124
Credit and other	64	65
Total derivative assets	$4,311	$5,722
Derivative liabilities
Interest rate	$2,647	$2,245
Foreign exchange	78	217
Interest rate and currency	7,126	8,706
Equity	12	10
Credit and other	19	17
Total derivative liabilities	$9,882	$11,195

INTERNATIONAL FINANCE CORPORATION	Page 63

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES (continued)

The effect of derivative instrument contracts on the condensed consolidated statement of operations for the three months ended September 30, 2023 and September 30, 2022 is summarized as follows:

(US$ in millions)		For the three months ended
Derivative risk category	Condensed Consolidated Statement of Operations location	September 30, 2023	September 30, 2022
Interest rate	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$20	$2
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	10	—
	Income from liquid asset trading activities	11	35
	Charges on borrowings	(170)	(17)
	Other income	10	3
	Net unrealized losses on non-trading financial instruments accounted for at fair value	(258)	(375)
Foreign exchange	Income from liquid asset trading activities	714	905
	Foreign currency transaction gains on non-trading activities	6	7
	Net unrealized losses on non-trading financial instruments accounted for at fair value	(4)	—
Interest rate and currency	Income (loss) from loans and guarantees, including realized gains and losses on loans and associated derivatives	6	(38)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(18)	(18)
	Income from liquid asset trading activities	104	131
	Charges on borrowings	(194)	40
	Foreign currency transaction losses on non-trading activities	(334)	(1,097)
	Other income	1	1
	Net unrealized losses on non-trading financial instruments accounted for at fair value	(451)	(416)
Equity related contracts	(Losses) gains from equity investments and associated derivatives	(10)	9
	Net unrealized losses on non-trading financial instruments accounted for at fair value	—	(2)
Other derivative contracts	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(3)	7
	Total	$(560)	$(823)
The income related to each derivative risk category includes realized and unrealized gains and losses.
At September 30, 2023, the outstanding volume, measured by U.S. dollar equivalent notional, of interest rate contracts was $74.5 billion ($74.5 billion at June 30, 2023), foreign exchange contracts was $21.1 billion ($20.7 billion at June 30, 2023) and interest rate and currency contracts was $54.2 billion ($53.6 billion at June 30, 2023).
At September 30, 2023, there were 123 derivatives instrument contracts related to IFC’s equity investment portfolio and 27 other derivative contracts recognized as derivatives assets or liabilities under ASC Topic 815 (129 equity related and 27 other derivative contracts at June 30, 2023).

INTERNATIONAL FINANCE CORPORATION	Page 64

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. IFC categorizes its financial instruments into three levels based on the established fair value hierarchy. For more information regarding the fair value hierarchy and how IFC measures fair value, see Note A – Summary of Significant Accounting Policies in the June 30, 2023 audited financial statements. Readers are cautioned in using these data for purposes of evaluating the financial condition of IFC and the fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
IFC utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio at September 30, 2023. Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads at September 30, 2023.
For the following instruments, the significant unobservable inputs and its relationship to the fair valuation movement are listed below:

Instrument	Significant Unobservable Input	Increase in Unobservable Input Results In
IFC Local Currency Borrowings	IFC Yield Curve	Decrease in Fair Value
Interest Rate Swaps	Yield Curve Points	Decrease in Fair Value
Currency Swaps	Yield Curve and Exchange Rates	Decrease in Fair Value
Debt Securities and Loans	Discount Rates, Credit Default Spreads	Decrease in Fair Value
	Valuation Multiple, Recovery Rates	Increase in Fair Value
Equity Securities and Equity Related Derivatives	Cost of equity, discounts for lack of marketability, weighted average cost of capital	Decrease in Fair Value
	Growth rates, return on assets, perpetual growth rates, EV/EBITDA, price to book value and other valuation multiples and volatilities	Increase in Fair Value
The methodologies used and key assumptions made to estimate fair values as of September 30, 2023 and June 30, 2023, are summarized below.
Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are U.S. Treasuries. U.S. Treasuries and U.S. Government agency bonds are classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using executable or indicative dealer quotes from the market and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
There were no liquid assets classified as Level 3 as of September 30, 2023 and June 30, 2023.
Loans and debt securities – Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features.

INTERNATIONAL FINANCE CORPORATION	Page 65

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of September 30, 2023 and as of June 30, 2023 are presented below.

September 30, 2023
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$15	Discount rate	10.6 - 16	12.2
	Market comparables	43	Valuation multiples [a]
	Recent transactions	131
	Other techniques	30
Total preferred shares		219
Other debt securities	Discounted cash flows	6,799	Credit default swap spreads	0.4 - 16.4	2.9
			Expected recovery rates	30.0 - 100.0	61.2
	Recent transactions	1,756
	Other techniques	373
Total other debt securities		8,928
Total		$9,147
_________
a    Includes valuation techniques with multiple significant inputs, therefore the range and weighted average are not provided.

June 30, 2023
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$15	Discount rate	10.6 - 16.0	12.0
	Market comparables	44	Valuation multiples [a]
	Recent transactions	121
	Other techniques	28
Total preferred shares		208
Other debt securities	Discounted cash flows	5,886	Credit default swap spreads	0.4 - 20.2	3.3
			Expected recovery rates	0.0 - 75.0	44.7
	Recent transactions	1,825
	Other techniques	411
Total other debt securities		8,122
Total		$8,330
_________
a    Includes valuation techniques with multiple significant inputs, therefore the range and weighted average are not provided..

INTERNATIONAL FINANCE CORPORATION	Page 66

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing are also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.
As of September 30, 2023, IFC had bond issuances with a total fair value of $197 million classified as level 3 in Azerbaijani manat, Jamaican dollars, Uruguayan peso and Uzbekistan sum where the significant unobservable inputs were yield curve data ($228 million as of June 30, 2023). As of September 30, 2023, the weighted average effective interest rate on medium and long-term borrowings carried at amortized cost was 7.4% (7.3% as of June 30, 2023) and the effective interest rate on short-term borrowings carried at amortized cost was 5.0% (4.1% as of June 30, 2023).
Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of September 30, 2023 and June 30, 2023 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

(US$ in millions)			September 30, 2023
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$1	Volatilities	28.1	28.1
	Variable strike price options	104	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	90	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(18)	Yield curve points, exchange rates
Total		$177
_________
a    In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

(US$ in millions)			June 30, 2023
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$1	Volatilities	28.1 - 44.3	44.3
	Variable strike price options	113	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	74	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(10)	Yield curve points, exchange rates
Total		$178
_________
a    In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION	Page 67

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and market comparable approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate, price to book and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were measured at fair value through net income as of September 30, 2023 and June 30, 2023 are presented below.

(US$ in millions)			September 30, 2023
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$469	Cost of equity (%)	11.0 - 34.4	13.9
Institutions			Asset growth rate (%)	(6.8) - 56.6	3.8
			Return on assets (%)	0.3 - 10.4	2.1
			Perpetual growth rate (%)	3.0 - 15.0	5.4
	Market comparables	347	Price to book value	0.3 - 7.3	3.9
			EV/Sales	1.5 - 15.4	10.3
			Other valuation multiples [a]
	Listed price (adjusted)	219	Discount for lack of marketability (%)	*	30.0
	Recent transactions	377
	Other techniques	250
	Associated options [b]	36
Total banking and other financial institutions		1,698
Funds	Recent transactions	119
	Other techniques	54
Total funds		173
Others	Discounted cash flows	894	Weighted average cost of capital (%)	7.4 - 32.0	11.0
			Cost of equity (%)	9.7 - 24.3	15.0
	Market comparables	637	EV/Sales	0.8 - 14.5	4.5
			EV/EBITDA	4.2 - 22.0	13.7
			Price to book value	0.6 - 2.4	1.8
			Other valuation multiples [a]
	Recent transactions	593
	Other techniques	96
	Associated options [b]	89
Total others		2,309
Total		$4,180
_________
*    No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a    Includes price/earnings ratio and price/sales ratio, the range and weighted average are not provided due to the immaterial amounts.
b    Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

INTERNATIONAL FINANCE CORPORATION	Page 68

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

(US$ in millions)			June 30, 2023
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$517	Cost of equity (%)	11.0 - 26.0	13.7
Institutions			Asset growth rate (%)	(1.5) - 56.6	8.6
			Return on assets (%)	0.3 - 8.7	2.0
			Perpetual growth rate (%)	2.5 - 13.0	5.2
	Market comparables	400	Price to book value	0.3 - 1.5	1.3
			EV/Sales	1.5 - 15.4	9.6
			Other valuation multiples [a]
	Listed price (adjusted)	199	Discount for lack of marketability (%)	*	35.0
	Recent transactions	380
	Other techniques	180
	Associated options [b]	31
Total banking and other financial institutions		1,707
Funds	Recent transactions	106
	Other techniques	53
Total funds		159
Others	Discounted cash flows	896	Weighted average cost of capital (%)	7.2 - 29.8	11.5
			Cost of equity (%)	9.7 - 25.5	14.9
	Market comparables	746	EV/Sales	0.7 - 20.3	4.2
			EV/EBITDA	4.2 - 22.0	14.0
			Price to book value	0.6 - 2.4	1.8
			Other valuation multiples [a]
	Recent transactions	521
	Other techniques	81
	Associated option [b]	91
Total others		2,335
Total		$4,201
_________
*    No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a    Includes price/earnings ratio and price/sales ratio, the range and weighted average are not provided due to the immaterial amounts..
b    Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

INTERNATIONAL FINANCE CORPORATION	Page 69

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at September 30, 2023 and June 30, 2023 are summarized below:

	September 30, 2023			June 30, 2023
(US$ in millions)	Carrying value		Fair value	Carrying value		Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$47,075		$47,075	$47,478		$47,478
Investments:
Loans at amortized cost, net of reserve against losses	31,250		31,666	29,908		30,369
Loans accounted for at fair value under the Fair Value Option	1,548		1,548	1,506		1,506
Total loans	32,798		33,214	31,414		31,875
Equity investments accounted for at fair value	10,740	[a]	10,736	10,778	[a]	10,776
Debt securities accounted for at fair value as available-for-sale	1,286		1,286	1,373		1,373
Debt securities accounted for at fair value under the Fair Value Option	8,644		8,644	7,937		7,937
Total debt securities	9,930		9,930	9,310		9,310
Total investments	$53,468		$53,880	$51,502		$51,961
Derivative assets:
Borrowings-related	636		636	2,795		2,795
Liquid asset portfolio-related and other	778		778	433		433
Investment-related	2,276		2,276	1,977		1,977
Client risk management-related	621		621	517		517
Total derivative assets	$4,311		$4,311	$5,722		$5,722
Other investment-related financial assets	—		3	—		3
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$8,716		$8,716	$6,631		$6,631
Market, IBRD, IDA and other borrowings outstanding	51,436		51,425	52,443		52,433
Derivative liabilities:
Borrowings-related	8,948		8,948	10,032		10,032
Liquid asset portfolio-related and other	82		82	241		241
Investment-related	392		392	523		523
Client risk management-related	460		460	399		399
Total derivative liabilities	$9,882		$9,882	$11,195		$11,195
_________
a    For $4 million as of September 30, 2023 ($2 million – June 30, 2023) of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.
The fair value of loan commitments amounted to $30 million at September 30, 2023 ($39 million – June 30, 2023). Fair values of loan commitments are based on present value of loan commitment fees.

INTERNATIONAL FINANCE CORPORATION	Page 70

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Fair value hierarchy
As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement: The following tables provide information as of September 30, 2023 and June 30, 2023, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis.

	September 30, 2023
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time deposits with maturities greater than three months [a]	$—	$2,019	$—	$2,019
Trading securities:
Asset-backed securities	—	4,850	—	4,850
Corporate debt securities [b]	—	4,904	—	4,904
Government obligations	16,574	3,868	—	20,442
Total trading securities	16,574	13,622	—	30,196
Loans	—	—	1,531	1,531
Loans measured at net asset value [c]				17
Total Loans (outstanding principal balance $1,659)	—	—	1,531	1,548
Equity investments:
Banking and other financial institutions	612	4	1,698	2,314
Funds	—	13	173	186
Others	592	20	2,309	2,921
Equity investments measured at net asset value [c]				5,315
Total equity investments	1,204	37	4,180	10,736
Debt securities:
Corporate debt securities	—	1,700	6,641	8,341
Preferred shares	—	—	219	219
Asset-backed securities	—	53	756	809
Debt securities measured at net asset value [c]				561
Total debt securities	—	1,753	7,616	9,930
Derivative assets:
Interest rate	—	977	—	977
Foreign exchange	—	523	—	523
Interest rate and currency	—	2,540	90	2,630
Equity and other	—	—	117	117
Credit and Other derivative contracts	—	64	—	64
Total derivative assets	—	4,104	207	4,311
Total assets at fair value	$17,778	$21,535	$13,534	$58,740
Borrowings:
Structured bonds	$—	$3,514	$—	$3,514
Unstructured bonds	—	44,405	197	44,602
Total borrowings (outstanding principal balance $56,986) [d]	—	47,919	197	48,116
Derivative liabilities:
Interest rate	—	2,647	—	2,647
Foreign exchange	—	78	—	78
Interest rate and currency	—	7,108	18	7,126
Equity and other	—	—	12	12
Credit and Other derivative contracts	—	19	—	19
Total derivative liabilities	—	9,852	30	9,882
Total liabilities at fair value	$—	$57,771	$227	$57,998

_________
a    Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b    Includes securities priced at par plus accrued interest, which approximates fair value.
c    In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
d    Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5.7 billion, with a fair value of $1.6 billion as of September 30, 2023.

INTERNATIONAL FINANCE CORPORATION	Page 71

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2023
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time Deposits with maturities greater than three months [a]	$—	$2,467	$—	$2,467
Trading securities:
Asset-backed securities	—	5,232	—	5,232
Corporate debt securities [b]	—	4,022	—	4,022
Government obligations	17,042	4,724	—	21,766
Total trading securities	17,042	13,978	—	31,020
Loans	—	—	1,488	1,488
Loans measured at net asset value [c]				18
Total Loans (outstanding principal balance $1,642)	—	—	1,488	1,506
Equity investments:
Banking and other financial institutions	662	17	1,707	2,386
Funds	—	16	159	175
Others	681	1	2,335	3,017
Equity investments measured at net asset value [c]				5,198
Total equity investments	1,343	34	4,201	10,776
Debt securities:
Corporate debt securities	—	1,839	5,911	7,750
Preferred shares	—	—	208	208
Asset-backed securities	—	55	723	778
Debt securities measured at net asset value [c]				574
Total debt securities	—	1,894	6,842	9,310
Derivative assets:
Interest rate	—	843	—	843
Foreign exchange	—	225	—	225
Interest rate and currency	—	4,391	74	4,465
Equity and other	—	—	124	124
Credit and Other derivative contracts	—	65	—	65
Total derivative assets	—	5,524	198	5,722
Total assets at fair value	$18,385	$23,897	$12,729	$60,801
Borrowings:
Structured bonds	$—	$4,073	$—	$4,073
Unstructured bonds	—	44,815	228	45,043
Total borrowings (outstanding principal balance $57,108) [d]	—	48,888	228	49,116
Derivative liabilities:
Interest rate	—	2,245	—	2,245
Foreign exchange	—	217	—	217
Interest rate and currency	—	8,696	10	8,706
Equity and other	—	—	10	10
Credit and Other derivative contracts	—	17	—	17
Total derivative liabilities	—	11,175	20	11,195
Total liabilities at fair value	$—	$60,063	$248	$60,311
_________
a    Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b    Includes securities priced at par plus accrued interest, which approximates fair value.
c    In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
d    Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5.8 billion, with a fair value of $1.8 billion as of June 30, 2023.

INTERNATIONAL FINANCE CORPORATION	Page 72

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three months ended September 30, 2023 and September 30, 2022.

	For the three months ended September 30, 2023
(US$ in millions)	Balance as of July 1, 2023	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of September 30, 2023	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at period end
		Net Income	OCI
Loans	1,488	17	—	26	—	—	1,531	17	—
Equity investments:
Banking and other financial institutions	1,707	3	—	(12)	—	—	1,698	1	—
Funds	159	1	—	13	—	—	173	1	—
Others	2,335	(42)	—	45	—	(29)	2,309	(52)	—
Total equity investments	4,201	(38)	—	46	—	(29)	4,180	(50)	—
Debt securities:
Corporate debt securities	5,911	(46)	5	649	122	—	6,641	(41)	3
Preferred shares	208	2	—	9	—	—	219	1	—
Asset-backed securities	723	(14)	(3)	50	—	—	756	(14)	(3)
Total debt securities	6,842	(58)	2	708	122	—	7,616	(54)	—
Derivative assets:
Interest rate and currency	74	14	—	4	—	(2)	90	20	—
Equity and other	124	2	—	(9)	—	—	117	(2)	—
Total derivative assets	198	16	—	(5)	—	(2)	207	18	—
Total assets at fair value	$12,729	$(63)	$2	$775	$122	$(31)	$13,534	$(69)	$—
Borrowings:
Unstructured bonds	$(228)	$5	$—	$(29)	$—	$55	$(197)	$5	$—
Total borrowings	(228)	5	—	(29)	—	55	(197)	5	—
Derivative liabilities:
Interest rate and currency	(10)	(5)	—	(3)	—	—	(18)	(10)	—
Equity and other	(10)	(2)	—		—	—	(12)	(2)	—
Total derivative liabilities	(20)	(7)	—	(3)	—	—	(30)	(12)	—
Total liabilities at fair value	$(248)	$(2)	$—	$(32)	$—	$55	$(227)	$(7)	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2023.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2023 beginning balance as of September 30, 2023.

INTERNATIONAL FINANCE CORPORATION	Page 73

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the three months ended September 30, 2022
(US$ in millions)	Balance as of July 1, 2022	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of September 30, 2022	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at period end
		Net Income	OCI
Trading securities:
Corporate debt securities	$7	$—	$—	$—	$—	$(7)	$—	$—	$—
Government and agency obligations	172	(1)	—	97	—	(172)	96	—	—
Total trading securities	179	(1)	—	97	—	(179)	96	—	—
Loans	1,303	(38)	—	7	—	—	1,272	(46)	—
Equity investments:
Banking and other financial institutions	1,573	(73)	—	44	17	—	1,561	(73)	—
Funds	43	—	—	2	—	—	45	—	—
Others	2,448	(65)	—	38	47	—	2,468	(79)	—
Total equity investments	4,064	(138)	—	84	64	—	4,074	(152)	—
Debt securities:
Corporate debt securities	4,070	(148)	(44)	407	—	(142)	4,143	(112)	(48)
Preferred shares	184	64	(52)	(69)	—	—	127	(1)	(3)
Asset-backed securities	817	(18)	9	(7)	—	—	801	(15)	19
Total debt securities	5,071	(102)	(87)	331	—	(142)	5,071	(128)	(32)
Derivative assets:
Interest rate and currency	35	9	—	33	—	—	77	47	—
Equity and other	77	10	—	—	—	—	87	10	—
Total derivative assets	112	19	—	33	—	—	164	57	—
Total assets at fair value	$10,729	$(260)	$(87)	$552	$64	$(321)	$10,677	$(269)	$(32)
Borrowings:
Unstructured bonds	$(232)	$(1)	$—	$(3)	$—	$11	$(225)	$(1)	$—
Total borrowings	(232)	(1)	—	(3)	—	11	(225)	(1)	—
Derivative liabilities:
Interest rate and currency	(34)	4	—	1	—	—	(29)	1	—
Equity and other	(4)	(1)	—	—	—	—	(5)	(1)	—
Total derivative liabilities	(38)	3	—	1	—	—	(34)	—	—
Total liabilities at fair value	$(270)	$2	$—	$(2)	$—	$11	$(259)	$(1)	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2022.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2022 beginning balance as of September 30, 2022.

INTERNATIONAL FINANCE CORPORATION	Page 74

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three months ended September 30, 2023 and September 30, 2022.

	For the three months ended September 30, 2023
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Loans	—	—	12	14	26
Equity investments:
Banking and other financial institutions	7	(19)	—	—	(12)
Funds	45	—	—	(32)	13
Others	190	(148)	—	3	45
Total equity investments	242	(167)	—	(29)	46
Debt securities:
Corporate debt securities	764	—	—	(115)	649
Preferred shares	12	(1)	—	(2)	9
Asset-backed securities	98	—	—	(48)	50
Total debt securities	874	(1)	—	(165)	708
Derivative assets:
Interest rate and currency	—	—	6	(2)	4
Equity and other	—	—	—	(9)	(9)
Total derivative assets	—	—	6	(11)	(5)
Total assets at fair value	$1,116	$(168)	$18	$(191)	$775
Borrowings:
Unstructured Bonds	$—	$—	$(29)	$—	$(29)
Total Borrowings	—	—	(29)	—	(29)
Derivative liabilities:
Interest rate and currency	—	—	(1)	(2)	(3)
Total derivative liabilities	—	—	(1)	(2)	(3)
Total liabilities at fair value	$—	$—	$(30)	$(2)	$(32)

INTERNATIONAL FINANCE CORPORATION	Page 75

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the three months ended September 30, 2022
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Corporate debt securities	$—	$—	$—		$—
Government and agency obligations	97	—	—	—	97
Total trading securities	97	—	—	—	97
Loans	—	(37)	89	(45)	7
Equity investments:
Banking and other financial institutions	34	—	—	10	44
Funds	15	(1)	—	(12)	2
Others	70	(94)	—	62	38
Total equity investments	119	(95)	—	60	84
Debt securities:
Corporate debt securities	559	—	—	(152)	407
Preferred shares	—	(68)	—	(1)	(69)
Asset-backed securities	100	—	—	(107)	(7)
Total debt securities	659	(68)	—	(260)	331
Derivative assets:
Interest rate and currency	—	—	32	1	33
Total derivative assets	—	—	32	1	33
Total assets at fair value	$875	$(200)	$121	$(244)	$552
Borrowings:
Unstructured Bonds	$—	$—	$(3)	$—	$(3)
Total Borrowings	—	—	(3)	—	(3)
Derivative liabilities:
Interest rate and currency	—	—	—	1	1
Total derivative liabilities	—	—	—	1	1
Total liabilities at fair value	$—	$—	$(3)	$1	$(2)
Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated statements of operations in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

INTERNATIONAL FINANCE CORPORATION	Page 76

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING

For management purposes, IFC’s business comprises three segments: investment services, treasury services, and upstream and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Upstream and advisory services includes providing advisory services to government and private sector clients to create markets and mobilize private capital, and engages in early stage project development activities to develop bankable investment projects. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
The performance of investment services, treasury services and upstream and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Upstream and advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and upstream and advisory services segments are detailed in Notes D, C, and N, respectively. An analysis of IFC’s major components of income and expense by business segment for the three months ended September 30, 2023 and September 30, 2022, is provided below:

	For the three months ended September 30, 2023
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$744	$—	$—	$744
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(24)	—	—	(24)
Income from equity investments and associated derivatives	10	—	—	10
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	200	—	—	200
Provision for losses on available-for-sale debt securities	(2)	—	—	(2)
Income from liquid asset trading activities	—	597	—	597
Charges on borrowings	(527)	(427)	—	(954)
Upstream and Advisory services income	—	—	45	45
Service fees and other income	48	—	—	48
Administrative expenses	(287)	(14)	(39)	(340)
Upstream and Advisory services expenses	—	—	(52)	(52)
Other, net	2	1	2	5
Foreign currency transaction (losses) gains on non-trading activities	(9)	—	—	(9)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	155	157	(44)	268
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	204	(58)	—	146
Net income (loss)	$359	$99	$(44)	$414

INTERNATIONAL FINANCE CORPORATION	Page 77

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING (continued)

	For the three months ended September 30, 2022
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$425	$—	$—	$425
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	8	—	—	8
Loss from equity investments and associated derivatives	(304)	—	—	(304)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	150	—	—	150
Provision for losses on available-for-sale debt securities	(2)	—	—	(2)
Loss from liquid asset trading activities	—	(66)	—	(66)
Charges on borrowings	(181)	(157)	—	(338)
Upstream and Advisory services income	—	—	38	38
Service fees and other income	15	—	—	15
Administrative expenses	(302)	(11)	(29)	(342)
Advisory services expenses	—	—	(52)	(52)
Other, net	5	1	2	8
Foreign currency transaction gains (losses) on non-trading activities	51	—	—	51
Loss before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(135)	(233)	(41)	(409)
Net unrealized gains on non-trading financial instruments accounted for at fair value	234	113	—	347
Net income (loss)	$99	$(120)	$(41)	$(62)

NOTE M – VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 227 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at September 30, 2023 (227 investments – June 30, 2023).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements.
IFC’s maximum exposure to loss as a result of its investments in these VIEs was $5.3 billion at September 30, 2023 ($5.3 billion – June 30, 2023). IFC’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on IFC’s condensed consolidated balance sheet (maximum funded exposure) but also potential losses associated with undisbursed commitments (maximum unfunded exposure). The maximum funded exposure represents the balance sheet carrying value of IFC’s investment in the VIE and reflects the initial amount of cash invested in the VIE, adjusted for principal payments received, increases or declines in fair value and any impairment in value recognized in earnings. The maximum exposure of unfunded positions represents the remaining committed but undisbursed amount.
The carrying values and the maximum exposure of IFC’s investment in these VIEs at September 30, 2023 and June 30, 2023 are as follows:

INTERNATIONAL FINANCE CORPORATION	Page 78

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – VARIABLE INTEREST ENTITIES (continued)

Nonconsolidated VIEs	September 30, 2023		June 30, 2023
	Carrying Value	Maximum Exposure	Carrying Value	Maximum Exposure
(US$ in millions)
Assets:
Investments
Loans [a]	$1,357	$1,529	$1,355	$1,527
Equity Investments	1,453	2,478	1,399	2,426
Debt Securities	1,300	1,372	1333	1,408
Derivative Assets [b]	—	—	—	—
Liabilities:
Derivative Liabilities [b]	$(98)	$(98)	$(89)	$(89)
Other Off-Balance Sheet Arrangements:
Guarantees	Not Applicable	$54	Not Applicable	$55
_________
a    The presented carrying value of the loans does not include the associated loan loss reserve of $57 million and $63 million as of September 30, 2023 and June 30, 2023, respectively.
b    Represents Client Risk Management arrangements.
IFC transacted with a VIE, of which IFC is the primary beneficiary, to construct an office building at 2100 K Street on land owned by IFC adjacent to its current office premise. IFC commenced occupying the building in March 2019. The building and land, totaling $111 million are included in “Receivables and other assets” on IFC's condensed consolidated balance sheet.
NOTE N – UPSTREAM AND ADVISORY
IFC continues to address increasingly complex development challenges and is enhancing its creating markets strategy by undertaking both Upstream and Advisory activities. Specifically, IFC provides advisory services to government and private sector clients to create markets and mobilize private capital, and engages in early stage project development activities to develop bankable investment projects. IFC also works in collaboration with the World Bank to provide policy advice and develop activities that help create markets and support future transactions in multiple industries, especially in IDA eligible countries and FCS. IFC funds this business line by a combination of cash received from IFC shareholders’ development agencies and other development partners, IFC’s operations via retained earnings and operating budget allocations, as well as fees received from the recipients of the services.
As of September 30, 2023, other assets included undisbursed donor funds of $603 million ($574 million – June 30, 2023) and IFC’s advisory services funding of $327 million ($327 million – June 30, 2023). Included in other liabilities as of September 30, 2023 is $603 million ($574 million – June 30, 2023) of refundable undisbursed donor funds.
Upstream and advisory services expenses for the three months ended September 30, 2023 amounted to $52 million ($52 million - September 30, 2022), including $42 million for the three months ended September 30, 2023 sourced from government and other development partners ($43 million - September 30, 2022). The funds received from government and other development partners were also recognized as advisory services income in IFC’s condensed consolidated statements of operations.

INTERNATIONAL FINANCE CORPORATION	Page 79

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE O – PENSION AND OTHER POST-RETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) (collectively “the Pension Plans”) that cover substantially all WBG employees, retirees and their beneficiaries.
The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.
IFC uses a June 30th measurement date for its pension and other post-retirement benefit plans.
All costs, assets, and liabilities associated with the Plans are allocated among IBRD, IFC, and MIGA based upon their employees’ respective participation in the Pension Plans. Costs allocated to IBRD are substantially shared with IDA based on an agreed cost-sharing methodology. IDA, IFC, and MIGA reimburse IBRD for their proportionate share of any contributions made to the plans by IBRD. Contributions to the Pension Plans are calculated as a percentage of salary.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three months ended September 30, 2023 and September 30, 2022. For the three months ended September 30, 2023 and September 30, 2022, the service costs of $51 million and $64 million are included in “Administrative expenses” respectively. The components of net periodic pension cost, other than the service cost component, are included in “Other, net” in the condensed consolidated statement of operations.

	For the three months ended
	September 30, 2023				September 30, 2022
(US$ in millions)	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Pension Plan Benefit costs
Service cost	$35	$8	$8	$51	$44	$11	$9	$64
Other components:
Interest cost	64	9	8	81	59	9	8	76
Expected return on plan assets	(73)	(14)	—	(87)	(72)	(14)	—	(86)
Amortization of unrecognized prior service cost	—	—	1	1	—	1	—	1
Amortization of unrecognized net actuarial gains	—	(4)	—	(4)	—	(1)	—	(1)
Sub total	(9)	(9)	9	(9)	(13)	(5)	8	(10)
Net periodic pension cost	$26	$(1)	$17	$42	$31	$6	$17	$54

INTERNATIONAL FINANCE CORPORATION	Page 80

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL
IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its condensed consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below. The gross and net positions include derivative assets of $232 million and derivative liabilities of $544 million as of September 30, 2023, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

(US$ in millions)	September 30, 2023
	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Assets			Financial instruments	Collateral received		Net amount
Derivative assets	$5,750	[a]	$3,722	$492	[c]	$1,536
Resale agreements	—		—	—		—
Total assets	$5,750		$3,722	$492		$1,536

(US$ in millions)	September 30, 2023
	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Liabilities			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$11,425	[b]	$3,722	$5,785	$1,918
Repurchase and securities lending agreements	8,180		8,180	—	—
Total liabilities	$19,605		$11,902	$5,785	$1,918

(US$ in millions)	June 30, 2023
	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Assets			Financial instruments	Collateral received		Net amount
Derivative assets	$6,853	[a]	$5,474	$169	[c]	$1,210
Resale agreements	—		—	—		—
Total assets	$6,853		$5,474	$169		$1,210

(US$ in millions)	June 30, 2023
	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Liabilities			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$12,283	[b]	$5,474	$5,159	$1,650
Repurchase and securities lending agreements	6,483		6,476	—	7
Total liabilities	$18,766		$11,950	$5,159	$1,657
_________
a    Includes accrued income of $1.4 billion and $1.1 billion as of September 30, 2023 and June 30, 2023 respectively.
b    Includes accrued charges of $1.5 billion and $$1.1 billion as of September 30, 2023 and June 30, 2023 respectively.
c    Includes cash collateral of $487 million and $168 million as of September 30, 2023 and June 30, 2023 respectively. The remaining amounts of collateral received consist of off-balance-sheet U.S. Treasury securities reported in the above table at fair value.

INTERNATIONAL FINANCE CORPORATION	Page 81

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)
IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.
IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheet. As of September 30, 2023, $5.9 billion of cash collateral was posted under CSAs ($5.2 billion June 30, 2023). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of September 30, 2023, IFC had 602 million ($185 million at June 30, 2023) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs as of September 30, 2023, all of which may be rehypothecated was $6 million ($1 million – June 30, 2023). As of September 30, 2023, $0 of such collateral was rehypothecated under securities lending agreements ($0 – June 30, 2023).
Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At September 30, 2023 and June 30, 2023, no trading securities were pledged in connection with borrowings under a short-term discount note program, the carrying value of which was 3.0 billion ($3.0 billion – June 30, 2023).
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $108 million at September 30, 2023 ($93 million at June 30, 2023). At September 30, 2023, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $93 million would be required to be posted against net liability positions with counterparties at September 30, 2023 ($78 million at June 30, 2023).
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of September 30, 2023, was $0 ($0 – June 30, 2023).
The following table presents an analysis of IFC’s repurchase agreements by (1) class of collateral pledged and (2) their remaining contractual maturity as of September 30, 2023 and June 30, 2023:

	Remaining Contractual Maturity of the Agreements – September 30, 2023
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$2,915	$4,204	$1,061	$8,180
Total Repurchase agreements [a]	$—	$2,915	$4,204	$1,061	$8,180
_________
a    Includes accrued interest.

	Remaining Contractual Maturity of the Agreements – June 30, 2023
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$1,479	$3,530	$1,474	$6,483
Total Repurchase agreements [a]	$—	$1,479	$3,530	$1,474	$6,483
_________
a    Includes accrued interest.
As of both September 30, 2023 and June 30, 2023, IFC has no repurchase-to-maturity transactions nor securities lending transactions outstanding.

INTERNATIONAL FINANCE CORPORATION	Page 82

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE Q – CONTINGENCIES
In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.

Quarter Ending Date
September 30, 2023
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
24_04XXXXX	AUD	49,600,000	33,807,360	3.64	18-Jul-23
24_08XXXXX	AUD	25,000,000	16,987,500	3.64	27-Jul-23
24_09XXXXX	AUD	25,000,000	16,322,500	3.64	03-Aug-23
24_13XXXXX	AUD	25,000,000	16,307,500	3.64	11-Aug-23
24_14XXXXX	AUD	50,000,000	32,490,000	3.15	14-Aug-23
24_15XXXXX	AUD	50,000,000	32,355,000	4.45	15-Aug-23
24_20XXXXX	AUD	25,000,000	16,012,500	1.25	21-Aug-23
24_21XXXXX	AUD	550,000,000	352,825,000	4.40	23-Aug-23
24_27XXXXX	AUD	150,000,000	96,420,000	3.15	25-Aug-23
24_25XXXXX	AUD	50,000,000	32,040,000	3.64	28-Aug-23
24_28XXXXX	AUD	25,000,000	16,020,000	1.25	28-Aug-23
24_29XXXXX	AUD	50,000,000	32,160,000	4.45	29-Aug-23
24_32XXXXX	AUD	75,000,000	48,067,500	1.25	13-Sep-23
24_35XXXXX	AUD	75,000,000	48,322,500	3.64	14-Sep-23
24_38XXXXX	AUD	50,000,000	32,045,000	1.25	21-Sep-23
	Sum Of Notional	1,274,600,000	822,182,360
24_30XXXXX	AZN	17,000,000	10,000,000	6.00	06-Sep-23
24_37XXXXX	AZN	18,700,000	11,000,000	6.00	20-Sep-23
	Sum Of Notional	35,700,000	21,000,000
24_18XXXXX	CAD	1,000,000,000	739,371,534	4.50	21-Aug-23
	Sum Of Notional	1,000,000,000	739,371,534
24_02XXXXX	CLP	8,600,000,000	10,598,704	7.52	14-Jul-23
	Sum Of Notional	8,600,000,000	10,598,704
24_39XXXXX	CNY	652,000,000	89,264,933	3.00	22-Sep-23
	Sum Of Notional	652,000,000	89,264,933
23_165XXXX	COP	75,000,000,000	18,110,999	6.50	05-Jul-23
24_17XXXXX	COP	600,000,000,000	146,452,195	—	16-Aug-23
	Sum Of Notional	675,000,000,000	164,563,194
24_05XXXXX	GBP	600,000,000	769,920,000	5.50	24-Jul-23
24_26XXXXX	GBP	100,000,000	126,850,000	5.50	24-Aug-23
	Sum Of Notional	700,000,000	896,770,000
24_10XXXXX	HKD	300,000,000	38,415,981	4.65	04-Aug-23
24_19XXXXX	HKD	120,000,000	15,310,321	4.60	22-Aug-23
24_31XXXXX	HKD	90,000,000	11,489,924	4.32	11-Sep-23
24_33XXXXX	HKD	300,000,000	38,339,883	4.43	13-Sep-23
	Sum Of Notional	810,000,000	103,556,109
24_11XXXXX	KRW	8,300,000,000	6,346,973	2.90	07-Aug-23
24_16XXXXX	KRW	49,700,000,000	37,162,352	2.90	16-Aug-23
24_23XXXXX	KRW	49,000,000,000	36,540,576	2.90	23-Aug-23
	Sum Of Notional	107,000,000,000	80,049,901

New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
23_166XXXX	USD	50,000,000	50,000,000	4.55	07-Jul-23
24_03XXXXX	USD	2,000,000,000	2,000,000,000	4.50	13-Jul-23
24_07XXXXX	USD	100,000,000	100,000,000	4.23	26-Jul-23
24_12XXXXX	USD	12,000,000	12,000,000	5.10	09-Aug-23
24_22XXXXX	USD	100,000,000	100,000,000	5.49	22-Aug-23
24_34XXXXX	USD	30,000,000	30,000,000	4.50	13-Sep-23
24_36XXXXX	USD	10,000,000	10,000,000	5.03	19-Sep-23
	Sum Of Notional	2,302,000,000	2,302,000,000
24_06XXXXX	UZS	100,000,000,000	8,602,210	14.25	26-Jul-23
	Sum Of Notional	100,000,000,000	8,602,210
23_167XXXX	ZAR	250,000,000	13,854,829	9.75	14-Jul-23
24_01XXXXX	ZAR	100,000,000	5,541,932	5.90	14-Jul-23
24_24XXXXX	ZAR	100,000,000	5,338,287	5.90	23-Aug-23
	Sum Of Notional	450,000,000	24,735,048
24_652XXXX	ZMW	193,200,000	9,757,576	10.50	28-Aug-23
	Sum Of Notional	193,200,000	9,757,576

TOTAL NEW MARKET BORROWINGS			5,272,451,569

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
14_08XXXXX	AUD	200,000,000	128,100,000	4.25	21-Aug-23
14_28XXXXX	AUD	125,000,000	80,062,500	4.25	21-Aug-23
14_42XXXXX	AUD	150,000,000	96,075,000	4.25	21-Aug-23
19_61XXXXX	AUD	300,000,000	192,150,000	4.25	21-Aug-23
20_171XXXX	AUD	150,000,000	96,075,000	4.25	21-Aug-23
22_04XXXXX	AUD	50,000,000	32,025,000	4.25	21-Aug-23
22_14XXXXX	AUD	300,000,000	192,150,000	4.25	21-Aug-23
22_24XXXXX	AUD	200,000,000	128,100,000	4.25	21-Aug-23
22_48XXXXX	AUD	50,000,000	32,025,000	4.25	21-Aug-23
22_75XXXXX	AUD	50,000,000	32,025,000	4.25	21-Aug-23
	Sum Of Notional	1,575,000,000	1,008,787,500
19_16XXXXX	BRL	12,000,000	2,510,697	6.00	24-Jul-23
20_19XXXXX	BRL	8,000,000	1,606,345	4.00	22-Aug-23
	Sum Of Notional	20,000,000	4,117,042
19_14XXXXX	CAD	500,000,000	379,333,890	2.38	19-Jul-23
	Sum Of Notional	500,000,000	379,333,890
23_06XXXXX	CLP	10,910,000,000	13,442,251	9.25	13-Jul-23
	Sum Of Notional	10,910,000,000	13,442,251

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
21_07XXXXX	CNY	35,000,000	4,889,976	1.25	28-Jul-23
21_195XXXX	CNY	635,000,000	86,937,475	2.20	01-Sep-23
21_161XXXX	CNY	830,000,000	113,764,863	2.55	18-Sep-23
21_219XXXX	CNY	120,000,000	16,447,932	2.55	18-Sep-23
21_36XXXXX	CNY	250,000,000	34,266,525	2.55	18-Sep-23
21_97XXXXX	CNY	200,000,000	27,413,220	2.55	18-Sep-23
22_138XXXX	CNY	250,000,000	34,266,525	2.55	18-Sep-23
22_140XXXX	CNY	200,000,000	27,413,220	2.55	18-Sep-23
	Sum Of Notional	2,520,000,000	345,399,736
23_03XXXXX	DOP	431,000,000	7,692,308	7.00	18-Jul-23
23_14XXXXX	DOP	295,000,000	5,265,036	7.00	18-Jul-23
	Sum Of Notional	726,000,000	12,957,344
22_40XXXXX	GEL	34,200,000	12,713,755	7.30	22-Sep-23
	Sum Of Notional	34,200,000	12,713,755
22_22XXXXX	HKD	300,000,000	38,246,037	0.14	31-Aug-23
	Sum Of Notional	300,000,000	38,246,037
15_115_B1X	JPY	400,000,000	2,885,274	5.00	14-Jul-23
15_78_B1XX	JPY	100,000,000	723,275	4.00	18-Jul-23
22_119_B1X	JPY	366,000,000	2,581,191	2.35	21-Jul-23
22_71_B1XX	JPY	209,000,000	1,473,959	2.05	21-Jul-23
19_21XXXXX	JPY	1,333,000,000	9,445,527	0.10	24-Jul-23
21_182_B1X	JPY	503,000,000	3,564,216	1.75	24-Jul-23
22_142_B1X	JPY	318,000,000	2,253,322	2.32	24-Jul-23
23_08_B1XX	JPY	511,000,000	3,620,903	2.24	24-Jul-23
23_04_B1XX	JPY	100,000,000	712,225	4.10	26-Jul-23
21_178_B1X	JPY	727,000,000	5,110,541	1.50	31-Jul-23
15_78_B2XX	JPY	200,000,000	1,401,100	4.00	01-Aug-23
21_153_B1X	JPY	2,846,000,000	19,625,556	2.65	14-Aug-23
23_15_B1XX	JPY	627,000,000	4,323,691	2.13	14-Aug-23
21_155_B1X	JPY	341,000,000	2,336,657	2.60	21-Aug-23
21_203_B1X	JPY	578,000,000	3,960,667	1.95	21-Aug-23
23_19_B1XX	JPY	528,000,000	3,618,049	2.20	21-Aug-23
22_95_B1XX	JPY	287,000,000	1,969,869	2.10	22-Aug-23
21_136_B1X	JPY	795,000,000	5,416,085	1.60	29-Aug-23
23_20_B1XX	JPY	100,000,000	680,758	6.00	11-Sep-23
	Sum Of Notional	10,869,000,000	75,702,865
19_519XXXX	KZT	659,769,257	1,486,971	8.30	18-Jul-23
	Sum Of Notional	659,769,257	1,486,971
14_04XXXXX	MXN	1,087,120,000	63,506,863	0.50	15-Aug-23
	Sum Of Notional	1,087,120,000	63,506,863

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
19_57XXXXX	NZD	600,000,000	352,950,000	2.63	07-Sep-23
20_24XXXXX	NZD	300,000,000	176,475,000	2.63	07-Sep-23
	Sum Of Notional	900,000,000	529,425,000
18_718_1XX	PHP	165,641,920	2,922,044	6.34	20-Sep-23
	Sum Of Notional	165,641,920	2,922,044
19_25XXXXX	TRY	52,630,000	2,016,595	5.00	10-Jul-23
19_29XXXXX	TRY	250,000,000	9,270,074	16.00	01-Aug-23
	Sum Of Notional	302,630,000	11,286,669
19_31XXXXX	USD	2,000,000,000	2,000,000,000	2.88	31-Jul-23
21_156_B1X	USD	1,190,000	1,190,000	2.60	21-Aug-23
22_19XXXXX	USD	120,000,000	120,000,000	0.26	25-Sep-23
22_42XXXXX	USD	25,000,000	25,000,000	0.23	27-Sep-23
	Sum Of Notional	2,146,190,000	2,146,190,000
20_05XXXXX	ZAR	70,000,000	3,904,550	4.90	19-Jul-23
21_18XXXXX	ZAR	240,000,000	12,640,694	3.40	14-Aug-23
	Sum Of Notional	310,000,000	16,545,244

TOTAL MATURED MARKET BORROWINGS			4,662,063,211

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	43,226,289	43,226,289	1.84	15-Sep-23
	Sum Of Notional	43,226,289	43,226,289

TOTAL MATURED IBRD AND IDA BORROWINGS			43,226,289

Net decrease in Short-term Borrowings for the quarter ended September 30, 2023			40,362,366

Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.